Exhibit 99

2010 ANNUAL REPORT

Financial Highlights 2010 Company Overview Magna, the most diversified global automotive supplier, designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Our capabilities include: vehicle engineering & contract assembly body & chassis systems interior systems seating systems exterior systems roof systems powertrain systems vision systems electronic systems closure systems hybrid & electric vehicles/systems Magna has more than 96,000 employees in 256 manufacturing operations and 82 product development, engineering and sales centres in 26 countries. The all-new Ford Focus Electric, jointly developed by Ford and Magna. Sales (U.S.$ Billions) 30 25 20 15 10 5 0 01 08 09 10 08 09 10 08 09 10 02 03 04 05 06 07 08 09 10 1200 1000 800 600 400 200 0 (200) (600) (400) Operating Income (Loss) (U.S.$ Millions) Net Income (Loss) (U.S.$ Millions) Diluted Earnings (Loss) Per Share (U.S.$) 1000 800 600 400 200 (200) (400) (600) 5.00 4.00 3.00 2.00 1.00 (1.00) (2.00) (3.00) 0 0

Magna's capabilities include: Exterior Systems Magna Exteriors & Interiors Front & Rear Fascia Systems Sealing Systems Exterior Trim & Lighting Class A Composite Panels Modular Systems Engineered Glass Structural Components Under Hood & Underbody Components Sheet Molding Compound Material Interior Systems Magna Exteriors & Interiors Sidewall & Trim Systems Cockpit Systems Cargo Management Systems Overhead Systems Carpet & Loadspace Systems Seating Systems Magna Seating Complete Seating Solutions Seat Structures & Mechanism Solutions Foam & Trim Solutions Closure Systems Magna Closures Door Modules Window Systems Power Closure Systems Latching Systems Handle Assemblies Driver Controls Electronics Vision Systems Magna Mirrors Interior Mirrors Exterior Mirrors Actuators Electronic Vision Systems Exteriors & Interiors

Vehicles & Roof Systems Vehicle Engineering & Contract Assembly Magna Steyr Engineering Services Contract Manufacturing Fuel Systems Powertrain Systems Magna Powertrain Driveline & Chassis Controls Fluid Pressure & Controls Stampings Die Castings Engineering Services & System Integration Roof Systems Magna Steyr Soft Tops Retractable Hard Tops Modular Roofs Textile Folding Roofs Body & Chassis Systems Body & Chassis Systems Cosma International Body Systems Chassis Systems Technology, Engineering & Tooling Systems Renewable Energy Structures Hybrid & Electric Vehicles/Systems Magna E-Car Systems* Hybrid & Electric Vehicle Systems & Subsystems Hybrid & Electric Vehicle Modules & Components Services * Our partnership with the Stronach group E-Car Systems Electronic Systems Magna Electronics Driver Assistance & Safety Intelligent Power Systems Engine Electronics & Sensors Industrial Products Body Systems & HMI Powertrain & Electronic Systems

Global Operations

(As of December 2010)

North America: Canada 44 11
United States 49 14
Mexico 29 1
South America: Brazil 5 2
Argentina 4 1
Europe: Austria 16 8
Belgium 2
Czech Republic 8 2
England 8 1
France 4 2
Germany 36 17
Hungary 1 1
Ireland 1
Italy 3 2
Poland 5 1
Russia 5
Slovak Republic 3
Spain 3
Sweden 1
Turkey 1
Africa: South Africa 2
Asia Pacific: China 15 7
India 5 4
Japan 2 4
Korea 4 2
Thailand 1 1

Manufacturing Operations: 256

Product Development, Engineering and Sales Centres: 82

Operating Principles

Total Number of Employees

(As of December 2010)

North America – 50,875
Europe – 36,150
Asia Pacific – 6,575
South America – 2,900
South Africa – 100

Operating Principles Magna’s entrepreneurial corporate culture, highlighted in the principles shown below, is one of the main reasons for Magna’s success and our greatest competitive advantage. Decentralized Operating Structure Magna’s manufacturing divisions operate as independent profit centres aligned by geographic region in each of our product areas. This decentralized structure prevents bureaucracy and makes Magna more responsive to customer needs and changes within the global automotive industry, as well as within specific regions. Employee Involvement By keeping operating units relatively small and flexible, Magna fosters greater employee involvement and initiative. This environment also allows Magna to recognize and reward individuals’ contributions and maintain open communication. Entrepreneurial Managers Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna’s divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee’s Charter. Employee Profit Sharing and Ownership Through the Equity Participation and Profit Sharing Program, eligible employees receive ten percent of Magna’s qualifying annual profits before tax. As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices. Global Operations (As of December 2010) Total Number of Employees (As of December 2010) North America: Canada United States Mexico 44 11 49 14 29 1 South America: Brazil Argentina 5 2 4 1 Africa: South Africa 2 Europe: Austria Belgium Czech Republic England France Germany Hungary Ireland Italy Poland Russia Slovak Republic Spain Sweden Turkey 5 5 1 4 2 8 1 8 2 16 8 2 3 2 36 17 1 3 3 1 1 1 1 Asia Pacific: China India Japan Korea Thailand 15 7 5 4 4 2 2 1 4 1 Manufacturing Operations: 256 Product Development, Engineering and Sales Centres: 82 Asia Pacific – 6,575 North America – 50,875 Europe – 36,150 South America – 2,900 South Africa – 100

The Chairman’s Message

Frank Stronach

Chairman of the Board

Last year marked a major turning point for Magna and for me. After many decades as the founder and controlling shareholder of Magna International, I accepted – and Magna’s Class A shareholders approved – a proposal that saw the Stronach Trust, Magna’s controlling shareholder since 1978, relinquish voting control of Magna.

I have invested many years of hard work and energy into Magna, and my number one priority has always been the growth and success of the Company. Today, Magna is bigger in size, stronger and healthier than it has ever been. The Company’s proven operating principles and unique culture are deeply rooted and the day-to-day management of the firm is in good hands. It is therefore the right time for me to step down as Chairman, a position I have held for nearly 40 years. I will continue to be involved in an advisory capacity with the Company, including with respect to the long-term strategic direction of Magna, as well as in the management and operation of Magna E-Car Systems.

One of the factors influencing the decision to give up voting control of Magna was the increasingly restrictive rules governing the management of companies. I believe regulators have put in place excessive rules that stifle the market’s creative forces – namely, the innovative managers, entrepreneurs and inventors who are the engines of new wealth creation. We need to loosen the regulatory straightjacket and create a simpler, more clear-cut regulatory framework that allows business more room to innovate and expand.

Over the years, one of the achievements I am proud of is the strong management team that I cultivated. The key members of Magna’s executive management are seasoned, widely respected within the automotive industry, and committed to the principles that have made Magna a great company. I am confident this team will continue to manage the Company for the benefit of all stakeholders.

I firmly believe that Magna will continue to do well provided that the Company adheres to the operating principles and unique corporate culture that are the foundation of our success. Furthermore, it is my opinion that the Company must continue to exercise caution in regard to taking on debt. As for who should own Magna in the years ahead, I hope that Magna will always have a significant Canadian shareholder base that includes institutions with a stake in Canada. Furthermore, I believe Magna should remain a public company. A public company structure is the best way for employees to have equity participation – the main reason why I merged my privately-held auto parts firm with publicly-traded Magna Electronics more than 40 years ago. Via stock ownership, employees not only share in the profits, but also own a portion of the company they work for – one of the cornerstones of Magna’s Fair Enterprise culture.

Going forward, much of my time and energy will be focused on growing Magna E-Car Systems, a partnership between Magna and the Stronach group. Working together with Ford Motor Co., we will launch the all-new Ford Focus Electric within the next 12 months, one of the world’s first all-electric vehicles. Magna E-Car Systems initiated the prototype for the vehicle and has been closely collaborating with Ford ever since in preparing the vehicle for commercial production. Magna E-Car Systems recently opened a hybrid and electric vehicle system development centre and state-of-the-art battery/materials testing facility that will focus on new electric vehicle designs, advanced battery systems – the “heart” of the electric vehicle – as well as hybrid and electric vehicle components and complete hybrid and electric vehicle systems. This will allow Magna E-Car Systems to provide total electric vehicle capability and remain at the forefront of the industry.

In closing, I wish to thank executive management for steering the Company through a very turbulent period. They made a lot of difficult decisions and took decisive action when needed, with the result that Magna is well positioned to rebound strongly now that the automotive industry is recovering. In addition, I would like to thank our employees, who doubled their efforts during the past few years to help the Company make it through the most severe downturn our industry has ever experienced. On behalf of management, I also wish to thank Belinda Stronach, who served Magna with great dedication and distinction during a career that spanned three decades, both as a member of the Board of Directors, and as a senior executive, guiding Magna through some of the best years in its history. And I wish to thank Siegfried Wolf for his enormous contributions over the years. Sigi was instrumental in building Magna Europe into one of the pillars of our Company. He expanded our customer base and manufacturing capability in one of the world’s most important automotive markets. On behalf of our Board, I also wish to acknowledge the valuable contributions of Franz Vranitzky, one of Magna’s longest-serving independent Directors, who will step down this year. Lastly, I wish to thank shareholders for their continued support through some trying times.

The Stronach story at Magna is far from finished. I am starting from the beginning all over again, returning to my roots as an entrepreneur, and I look forward to growing Magna E-Car Systems into a company that will play a leading role in shaping and building the cars of the future.

/s/ “Frank Stronach”
Frank Stronach
Chairman of the Board

The Magna Corporate Constitution

EMPLOYEE EQUITY AND PROFIT PARTICIPATION

Ten percent of Magna’s qualifying profit before tax will be allocated to eligible employees. These funds will be used for the purchase of Magna shares in trust for eligible employees and for cash distributions to eligible employees, recognizing length of service.

SHAREHOLDER PROFIT PARTICIPATION

Magna will distribute, on average over a three-year period, not less than 20 percent of its annual net profit after tax to shareholders.

MANAGEMENT PROFIT PARTICIPATION

To obtain long-term contractual commitment, Magna provides a compensation arrangement to corporate management which allows for base salaries comparable to industry standards, plus incentive bonuses, in total, of up to six percent of its profit before tax.

RESEARCH AND DEVELOPMENT

Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure its long-term viability.

SOCIAL RESPONSIBILITY

Magna will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

UNRELATED INVESTMENTS

Magna Common shareholders will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna’s equity.

BOARD OF DIRECTORS

Magna believes that outside directors provide independent counsel and discipline. A majority of the members of Magna’s Board of Directors will be outsiders.

CONSTITUTIONAL AMENDMENTS

A change to Magna’s Corporate Constitution will require the approval of its Common shareholders.

Magna’s Corporate Constitution publicly declares and defines the rights of employees and investors to participate in our profits and growth while also imposing certain disciplines on management. These features strike a balance between employees, investors and management while allowing us to maintain an entrepreneurial environment that encourages productivity.

The simplified summary of Magna’s Corporate Constitution (above) is qualified by the actual text of the Corporate Constitution as contained in Magna’s Articles of Incorporation.

The Magna Employee’s Charter

Magna is committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of Magna’s Fair Enterprise culture in which employees and management share in the responsibility to ensure the success of the company. It includes these principles:

JOB SECURITY

Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with you to help protect your job security.

To assist you, Magna will provide:

•  Job Counselling •  Training •  Employee Assistance Programs

A SAFE AND HEALTHFUL WORKPLACE

Magna strives to provide you with a working environment which is safe and healthful.

FAIR TREATMENT

Magna offers equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

COMPETITIVE WAGES AND BENEFITS

Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits, with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

EMPLOYEE EQUITY AND PROFIT PARTICIPATION

Magna believes that every employee should share in the financial success of the company.

COMMUNICATION AND INFORMATION

Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on in your company and within the industry.

THE HOTLINE

Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigate and resolve all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department.

EMPLOYEE RELATIONS ADVISORY BOARD

The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues.This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee’s Charter and the principles of Magna’s Corporate Constitution.

Management’s Message to Shareholders

Donald J. Walker

Chief Executive Officer

Vincent J. Galifi

Executive Vice-President and Chief Financial Officer

Magna entered 2011 riding a wave of momentum that started in 2010 and has continued to build as the global automotive industry experiences a solid recovery in vehicle production and sales. Despite recent world events, we are confident that 2011 will be another strong year for our industry.

The past year also saw a landmark change in regard to our capital structure, with shareholders voting to eliminate the dual-class share capital structure that had been in place since the late 1970s. We believe that the move to a single share structure has already unlocked significant share value for Magna shareholders and will continue to do so going forward.

Also in 2010, as a result of our continuing strong operating and cash flow performance, our Board of Directors reinstated our quarterly dividend and subsequently increased the dividend three times since its reinstatement. In late 2010, we completed a two-for-one stock split, which was implemented by way of a stock dividend. We also initiated a normal course issuer bid to purchase up to 8 million of our issued and outstanding Common Shares (adjusted for the stock split), in place primarily to offset the dilution related to the exercise of stock options.

Since the elimination of our dual-class share structure, we have also implemented a number of significant corporate governance initiatives, including the adoption of a majority voting policy beginning in 2012 and reconstitution of the Nominating Committee of our Board so that it is now comprised entirely of independent directors. Through the assistance of an internationally recognized firm, we have also identified two additional independent directors who are being nominated for election.

We believe the change in our capital structure and the corporate governance initiatives we have enacted establish a strong foundation for the Company’s long-term success.

Operating Highlights

Our 2010 sales rose sharply – largely due to increases in North American and European vehicle production volumes. Magna sales in 2010 were $24.1 billion, an increase of 39% compared to the previous year. Our Rest of World production sales surpassed the $1 billion level for the first time and continue to experience robust growth, up 53% compared to the year before. Magna’s average dollar content per vehicle also continued to climb in both North America, where it rose 13% over the prior year, and in Europe, where it grew by 8% from 2009 levels.

We are in a strong financial position, with net cash of $2 billion and little debt. With a new capital structure and a new global management structure in place, we believe we are now well-positioned to capitalize on business opportunities that arise in the year ahead.

The following are some of the major operating highlights in 2010, including a number of acquisitions and investments in new facilities that have expanded Magna’s manufacturing footprint in several key emerging markets:

•                  We significantly expanded our presence in South America through acquisitions and greenfield operations. Two of our operating units – Cosma International and Magna Seating – announced plans to build manufacturing facilities in the São Paulo area to meet new customer requirements. We also acquired Brazilian automotive seating supplier Resil Minas, the largest supplier of seat frames in South America. The new entity will operate under the name Magna Seating Brazil with four manufacturing facilities. The Resil Minas acquisition was followed by the acquisition of Pabsa S.A., a vertically integrated supplier of complete seats, foam products, trim covers and seat structures based in Argentina. The new entity will operate as Magna Seating Argentina and includes three production facilities. These acquisitions position Magna as a leading supplier of automotive seating solutions in South America.

•                  We acquired convertible system supplier Karmann Japan Co. Ltd., a subsidiary of Wilhelm Karmann GmbH, and combined the Karmann Japan operations with Magna Steyr’s Car Top Systems operations in Japan.

•                  We announced the opening of three new facilities near St. Petersburg, Russia. Two of the new facilities operate as a joint venture between Cosma International and a Korean-based supplier, and will produce body, chassis and energy-management systems for OEM customers such as Hyundai, General Motors, Nissan and Volkswagen. The third facility produces exterior and interior components for OEM customers including Ford and Nissan.

•                  We were awarded significant new business. We received a contract from General Motors to supply the frame assembly for GM’s next generation of full-size pickups and SUVs – the third generation of frames that Magna has been awarded by GM for this particular platform. In addition, four of our operating units were awarded major new business from Volkswagen Group of America. Magna is supplying a wide variety of components and systems on Volkswagen’s new Passat, which is assembled in Chattanooga, Tennessee.

•                  We launched the new DynamaxTM All-Wheel-Drive (AWD) system through a joint venture with a Korean-based supplier. The AWD system features an intelligent control unit that continuously monitors driving conditions and anticipates AWD system requirements. The new Kia Sportage is the first of several vehicles planned to feature the DynamaxTM AWD system.

•                  Our operating units and manufacturing divisions won a number of major customer awards. Cosma International, our body and chassis systems unit, received the General Motors 2009 Supplier of the Year award for significant contributions to GM’s global product and performance achievements. This was the 11th time Cosma has won the award. Three Magna divisions won Ford’s World Excellence Awards, the company’s highest supplier recognition. Our divisions also received supplier performance awards from American Honda Motor Co., Toyota Motor Engineering & Manufacturing North America, Inc. and Toyota Motor Europe, as well as an Excellent Technology Award from Toyota.

•                  Magna Seating received an Innovation Award in the environmental category from the Society of Plastics Engineers (SPE) Automotive Division for a new technology that converts polyurethane foam scrap into renewed polyol. This groundbreaking innovation has its first commercial automotive application in the seats of the 2011 Jeep® Grand Cherokee.

Going Forward

Given the solid recovery of global vehicle sales and production during the past several quarters, we are confident that Magna will post strong results again in 2011. We remain focused on continuing to implement our global growth strategy, which includes further expansion in high-growth and developing markets, primarily in China, South America, Russia and India, in order to be well positioned to support our customers’ global platforms and to capitalize on significant vehicle production growth in these markets. We will also continue to diversify our customer base and invest in product, process and material innovations to fuel new business.

We also remain focused on increasing our profitability in Europe, through a combination of launching new programs and facilities, improving certain underperforming operations and increasing the competitiveness of our manufacturing footprint in Europe.

In addition, we will continue to grow our business in non-traditional areas by leveraging our manufacturing capacity and know-how to service customers in other industries, including heavy truck, consumer durables and alternative energy.

In closing, we wish to thank our stakeholders and customers for their ongoing support during a milestone year for Magna. We believe Magna is on the road to becoming one of the world’s foremost automotive parts suppliers. We have all of the right ingredients, including an entrepreneurial corporate culture, a strong balance sheet, a solid global footprint and the most diverse capabilities of any supplier in the world. As we continue to grow globally, we will continue to implement the principles contained in our Corporate Constitution and our Employee’s Charter. Our ability to attract and develop the best people, the result of our entrepreneurial culture, is what makes Magna strong. Our focus on innovation, together with best-in-class manufacturing and program management, ensures that we will remain a globally competitive, world-class partner for our customers.

/s/ “Don Walker”	/s/ “Vince Galifi”
Donald J. Walker	Vincent J. Galifi
Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Magna International Inc.
Financial Review and Other Information
2010

Management’s Discussion and Analysis of Results of Operations and Financial Position	8

Management’s Responsibility for Financial Reporting	41

Independent Auditors’ Report of Registered Public Accounting Firm	42

Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)	43

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)	44

Consolidated Statements of Retained Earnings	45

Consolidated Statements of Cash Flows	45

Consolidated Balance Sheets	46

Notes to the Consolidated Financial Statements	47

Supplementary Financial and Share Information	86

Corporate Directory	Inside Back
Cover

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as well as the “Forward-Looking Statements” on page 39.

This MD&A has been prepared as at March 16, 2011.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2010, we had 256 manufacturing operations and 82 product development, engineering and sales centres in 26 countries.

HIGHLIGHTS

Operations

2010 was a year of significant change for both the automotive industry and Magna. North American light vehicle production increased 39% in 2010, compared to the historically low level of production experienced in 2009. The key reason for this increase in North American light vehicle production was the improvement in North American auto sales.

In Western Europe, light vehicle production increased 12% in 2010, compared to 2009. The increased production in 2010 reflected relatively strong vehicle sales in certain European countries, as well as increased exports of European-built vehicles into other markets during 2010, particularly China.

Our 2010 total sales increased 39% over 2009, with North American, European and Rest of World production sales, as well as complete vehicle assembly sales, and tooling and other sales all posting increases over 2009. Rest of World production sales exceeded the $1 billion mark for the first time, increasing 53% in 2010 to $1.031 billion, compared to $676 million in 2009. Operating income for 2010 increased $1.7 billion to $1.2 billion, compared to an operating loss of $511 million for 2009. Diluted earnings per share for 2010 increased $6.39 to $4.18, compared to a diluted loss per share of $2.21 for 2009. Cash flow from operations for 2010 increased $1.3 billion to $1.87 billion, compared to $527 million for 2009.

Our 2010 financial results reflect, among other things:

•                  the improved level of light vehicle production in North America and Western Europe;

•                  the benefits of our efforts over the last few years to restructure, right-size and otherwise reduce costs across the organization; and

•                  the benefit of our efforts to improve underperforming operations around the world.

Plan of Arrangement

On August 31, 2010, following approval by our Class A Subordinate Voting and Class B Shareholders, we completed a court-approved plan of arrangement (the “Arrangement”) in which our dual-class share structure was collapsed. In addition, the transaction: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with our Chairman, Frank Stronach, and his affiliated entities; and (ii) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

[a]          Capital Transaction

We purchased for cancellation all 1,453,658 outstanding Class B Shares (restated to reflect the stock split discussed below), which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares (restated to reflect the stock split discussed below). The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010.

In addition, Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non- substantive consequential changes, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

[b]          Vehicle Electrification Partnership

The partnership, Magna E-Car Systems (“E-Car”), involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid and electric vehicles and all ancillary activities in connection with electric vehicle technologies. Our original investment in the partnership included the assets of our recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% equity interest in the partnership, reducing our equity interest to 73%. The partnership is controlled by the Stronach group.

Stock Split

On November 24, 2010, we completed a two-for-one stock split, which was implemented by way of a stock dividend. In connection with the stock split, all equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

Accordingly, all of our issued and outstanding Common Shares and our former Class A Subordinate Voting and Class B shares, including the shares issued in connection with the Arrangement, as well as incentive stock options, and stock appreciation rights (“SARs”) have been restated for all periods presented to reflect the stock split. In addition, earnings (loss) per Common Share or Class B Share, cash dividends paid per Common Share or Class B Share, weighted average exercise price for stock options and the weighted average fair value of options granted or modified have been restated for all periods presented to reflect the stock split.

Dividends

Due to continuing strong operating and cash flow performance, on February 23, 2011 our Board declared a dividend of U.S. $0.25 per share in respect of the fourth quarter of 2010, representing an increase of 39% over the third quarter of 2010 dividend and the third consecutive dividend increase since the reintroduction of the dividend in the first quarter of 2010.

Normal Course Issuer Bid

On November 4, 2010, our Board of Directors approved a normal course issuer bid to purchase up to 8.0 million of our issued and outstanding Common Shares (adjusted to reflect the stock split), representing approximately 3.3% of our outstanding Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation to offset potential dilution resulting from the exercise of stock options and/or to fund our restricted stock unit program and our obligations to our deferred profit sharing plans. The normal course issuer bid will terminate in November 2011.

Governance

Since the elimination of our dual-class share structure effective August 31, 2010, we have implemented a number of significant corporate governance initiatives, including the:

•                  adoption of a majority voting policy;

•                  reconstitution of the Nominating Committee of our Board of Directors as a fully independent Committee; and

•                  initiation of a search for additional independent directors with the assistance of an internationally recognized firm.

Acquisitions

Consistent with our strategy to expand in new regions, in December 2010, we acquired seating companies in Brazil and Argentina. Combined 2010 sales in the two seating companies amounted to $260 million. Also during December 2010, we acquired Erhard & Söhne GmbH, a manufacturer of fuel tanks.

Going Forward

Following a strong rebound in 2010, we expect global light vehicle production to grow further in 2011, provided that overall economic conditions continue to improve. In North America, light vehicle production should experience strong growth in 2011, although production remains well off peak levels. In Western Europe, we expect light vehicle production to be approximately level with 2010.

Our strategy includes:

•                  continued expansion in high growth and developing markets;

•                  increased investment in innovation to remain at the forefront of the automotive industry;

•                  further diversification of sales by customer, by region and by vehicle segment; and

•                  continued support of our existing customers globally.

We expect this strategy to be implemented both through organic growth as well as targeted acquisitions.

FINANCIAL RESULTS SUMMARY

During 2010, we posted sales of $24.1 billion, an increase of 39% from 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales. Comparing 2010 to 2009:

•                  North American vehicle production increased by 39% and average dollar content per vehicle increased 13%;

•                  European vehicle production increased 12% and average dollar content per vehicle increased 8%;

•                  Complete vehicle assembly sales increased 23% to $2.2 billion, as complete vehicle assembly volumes increased 52%;

•                  Rest of World production sales increased 53% to $1.0 billion from $0.7 billion; and

•                  Tooling, engineering and other sales increased 26% to $2.0 billion from $1.6 billion.

During 2010, we earned operating income of $1.2 billion compared to an operating loss of $0.5 billion for 2009. Excluding the unusual items recorded in 2010 and 2009, as discussed in the “Unusual Items” section, the $1.6 billion increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, operating income was positively impacted by:

•                  lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;

•                  a $32 million recovery, during 2010, of receivables that were fully provided for in 2009;

•                  favourable settlement of certain commercial items;

•                  the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009;

•                  higher equity income;

•                  due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs;

•                  higher interest income;

•                  incremental margin earned on acquisitions completed during or subsequent to 2009, including Cadence Innovation s.r.o. (“Cadence”);

•                  lower costs incurred related to launches at our Complete Vehicle Assembly operations; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher incentive compensation;

•                  higher costs related to launches at our components business;

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  increased commodity costs;

•                  a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;

•                  increased stock-based compensation;

•                  a $9 million favourable revaluation of our investment in asset-backed commercial paper (“ABCP”) in 2009; and

•                  net customer price concessions subsequent to 2009.

During 2010, net income increased $1.5 billion to $1.0 billion compared to net loss of $0.5 billion for 2009. Excluding the unusual items recorded in 2010 and 2009, as discussed in the “Unusual Items” section, net income for 2010 increased $1.3 billion. The increase in net income was a result of the increase in operating income and minority interest recovery, partially offset by higher income taxes.

During 2010, our diluted earnings per share increased by $6.39 to $4.18 compared to loss per share of $2.21 for 2009. Excluding the unusual items recorded in 2010 and 2009, as discussed in the “Unusual Items” section, diluted earnings per share for 2010 increased by $5.66. The increase in diluted earnings per share is as a result of the increase in net income partially offset by an increase in the weighted average number of diluted shares outstanding during 2010. The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during 2010 related primarily to the Arrangement and an increase in the number of diluted shares associated with stock options and restricted stock partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bid.

UNUSUAL ITEMS

During the three months and year ended December 31, 2010 and 2009, we recorded certain unusual items as follows:

	2010			2009
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Fourth Quarter
Impairment charges (1)	$(23)	$(21)	$(0.09)	$(108)	$(106)	$(0.47)
Restructuring charges (1)	(8)	(6)	(0.02)	(20)	(20)	(0.09)
Sale of facility (2)	—	—	—	(8)	(8)	(0.04)
Total fourth quarter unusual items	(31)	(27)	(0.11)	(136)	(134)	(0.60)

Second Quarter
Impairment charges (1)	—	—	—	(75)	(75)	(0.34)
Restructuring charges (1)	(24)	(21)	(0.09)	(6)	(6)	(0.03)
Curtailment gain (3)	—	—	—	26	20	0.09
Total second quarter unusual items	(24)	(21)	(0.09)	(55)	(61)	(0.28)

First Quarter
Sale of facility (2)	14	14	0.06	—	—	—
Total first quarter unusual items	14	14	0.06	—	—	—

Total full year unusual items	$(41)	$(34)	$(0.15)	$(191)	$(195)	$(0.88)

(1)         Restructuring and Impairment Charges

During 2010 and 2009, we recorded long-lived asset and goodwill impairment charges as follows:

	2010		2009
	Operating	Net	Operating	Net
	Income	Income	Income	Income

Fourth Quarter
North America	$7	$5	$38	$36
Europe	16	16	70	70
Total fourth quarter impairment charges	23	21	108	106

Second Quarter
North America	—	—	75	75
Total second quarter impairment charges	—	—	75	75

Total full year impairment charges	$23	$21	$183	$181

[a]      For the year ended December 31, 2010

(i)            Long-lived Assets

In conjunction with our annual business planning cycle, during the fourth quarter of 2010, we completed our annual goodwill impairment and long-lived asset analysis and recorded long-lived asset impairment charges of $23 million.

In North America, we recorded charges of $7 million related to fixed assets at a die casting facility in Canada and in Germany, we recorded long-lived asset impairment charges of $16 million related to an interiors systems facility.

(ii)        Restructuring Costs

During 2010, we recorded restructuring and rationalization costs of $29 million in cost of goods sold and $3 million in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

[b]      For the year ended December 31, 2009

(i)            Goodwill

In conjunction with our annual business planning cycle, during the fourth quarter of 2009 we determined that our Car Top Systems (“CTS”) North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period. Based on the reporting unit’s discounted forecast cash flows, we recorded a $25 million goodwill impairment charge.

In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility’s cash flows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

(ii)        Long-lived Assets

During the fourth quarter of 2009, we recorded long-lived asset impairment charges of $83 million.

In North America, we recorded charges of $13 million related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

In Europe, we recorded long-lived asset impairment charges of $70 million related to our CTS and exterior systems operations in Germany.

At our CTS operations, long-lived asset impairment charges of $59 million were recorded related to fixed and intangible assets. The impairment charge was calculated based on CTS’ discounted forecast cashflows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period.

At our interiors and exteriors operations, we recorded an $11 million asset impairment charge related to specific under-utilized assets in Germany.

(iii)    Restructuring Costs

During 2009, we recorded restructuring and rationalization costs of $23 million in cost of goods sold and $3 million in selling, general and administrative expense. During the second quarter, we recorded restructuring costs of $6 million related to the planned closure of a powertrain systems facility in Syracuse, New York and during the fourth quarter we recorded severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany. Substantially all of the $26 million will be paid subsequent to 2009.

In addition, during 2009, we incurred costs related to downsizing various operations in our traditional markets.

(2)   Sale of Facilities

During 2010, we sold our interest in an electronics systems joint venture in China and realized a $14 million gain.

During 2009, we entered into an agreement to sell an engineering centre in Europe and, as a result, incurred a loss on disposition of the facility of $8 million.

(3)   Curtailment Gain

During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                  the exertion of pricing pressure by OEMs;

•                  government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•                  governmental regulation of fuel economy and emissions, vehicle recyclability and vehicle safety;

•                  the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                  the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets;

•                  the consolidation of vehicle platforms; and

•                  the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                  The global automotive industry is cyclical and is sensitive to changes in economic and political conditions, including interest rates, energy prices and international conflicts. While the global automotive industry appears to be recovering from the severe economic downturn which began in the second half of 2008, the strength and speed of the recovery, as well as its consistency across geographic markets remains uncertain. This uncertainty creates planning risks for us. Additionally, as a result of restructuring actions taken by OEMs and suppliers during the recent downturn, automotive production levels are more closely aligned with actual automotive sales levels and, accordingly, may be more sensitive to overall economic conditions than in the years prior to 2008. A significant decline in production volumes from current levels could have a material adverse effect on our profitability. As a result of the restructuring actions taken by suppliers during the recent economic downturn, there is a risk that some suppliers may not have adequate capacity to timely accommodate increases in demand for their parts which result from a significant, rapid increase in production volumes. Such a failure by a supplier could lead to occasional components shortages or production disruptions, which could have an adverse effect on our operations and profitability.

•                  The short-term viability of several of our OEM customers appears to have improved as a result of restructuring actions in the past few years, as well as direct government financial intervention in the automotive industry in 2008 and 2009. However, there can be no assurance that these restructuring actions will be successful in ensuring their long-term viability, nor can there be any assurance that government financial assistance will be made available at levels necessary to prevent OEM failures in the future. The bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition.

•                  We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. While the automotive supply base appears to have stabilized following the economic downturn which commenced in the second half of 2008, the financial health of automotive suppliers was impacted by economic conditions, production volume cuts, intense pricing pressures and other factors. The insolvency or bankruptcy of a supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers’ production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source or in-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

•                  The automotive parts supply industry is highly competitive. As a result of our diversified automotive business, we face a number of competitors possessing varying degrees of financial and operational strength in each of our product and service capabilities. Some of our competitors have a substantially greater market share than we have in certain product areas and are dominant in some of the markets in which we do business. In addition, restructuring actions taken by some of our competitors have provided them with improved financial and operational flexibility and could increase their competitive threat to our business. Failure to successfully compete with our existing competitors or with any new competitors could have an adverse effect on our operations and profitability.

•                  We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. As a result of lower cost structures due to recent restructuring actions, some OEMs may in-source production which had previously been outsourced. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the OEMs’ own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                  We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. We may be placed at a competitive disadvantage if other technologies in which our investment is not as great, or our expertise is not as developed, emerge as the industry-leading technologies. This could have a material adverse effect on our profitability and financial condition.

•                  As part of our strategy of continuously seeking to optimize our global manufacturing footprint, we may further rationalize some of our production facilities. In the course of such rationalization, we may incur further restructuring, downsizing and/or other significant non-recurring costs related to plant closings, relocations and employee severance costs. Restructuring costs may be greater in certain jurisdictions than others as a result of the size and scope of the restructuring, differences in laws, and other factors. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions; however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

•                  We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of improvement plans on current operations; in-sourcing and other new business opportunities; program price and cost assumptions on current and future business; the timing of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                  Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, particularly to increase our business with Asian-based OEMs, there is no assurance we will be successful. Our inability to successfully grow our sales to non-traditional customers could have a material adverse effect on our profitability.

•                  While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production or assembly contract could have a material adverse effect on our profitability.

•                  Many of our customers have sought, and will likely continue to seek to take advantage of lower operating costs and/or other advantages in China, India, Brazil, Russia and other developing markets. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in these markets, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; and other risks associated with conducting business internationally. The inability to quickly adjust our manufacturing footprint to take advantage of manufacturing opportunities in these markets could harm our ability to compete with other suppliers operating in or from such markets, which could have an adverse effect on our profitability.

•                  Prices for certain key raw materials and commodities used in our parts, particularly resin and other oil-based items, have been escalating and may continue to do so. To the extent we are unable to mitigate commodity price increases through hedging strategies, by engineering products with reduced commodity content, by passing commodity price increases to our customers or otherwise, such additional commodity costs could have a material adverse effect on our profitability.

•                  We currently have a global credit facility with a syndicate of lenders that is set to mature in July 2012. While we intend to seek a renewal of the credit facility prior to its maturity, the terms of any renewal are subject to a number of factors, including prevailing economic, financial and industry conditions. There is no guarantee that we will be successful in negotiating terms, including cost of borrowing and restrictive covenants, which are as favourable as those in our current credit facility. In addition, there can be no assurance that the aggregate borrowing limit under any renewed credit facility will be sufficient to meet our liquidity requirements and, as a result, we may be required to seek other sources of capital, which may be more costly, which could have an adverse effect on our financial condition.

•                  The failure of any major financial institutions in the future could lead to significant disruptions in capital and credit markets and could adversely affect our and our customers’ ability to access needed liquidity for working capital. In addition, in the event of a failure of a financial institution - in which we invest our cash reserves; that is a counterparty in a derivatives transaction (primarily currency and commodities hedges) with us; or that is a lender to us - we face the risk that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable, or the amount of credit available to us may be significantly reduced. All of these risks could have an adverse effect on our financial condition.

•                  Europe is currently in the midst of a “sovereign debt” crisis as a result of widespread concern about the ability of several European governments to repay its outstanding indebtedness. The crisis has necessitated comprehensive financial rescue packages in an attempt to avert more serious financial turmoil. Despite the financial rescue efforts to date, additional actions may be required in the short-term and considerable uncertainty remains with respect to the economic condition of several European countries. A deepening of the sovereign debt crisis in Europe or a spread of the crisis beyond Europe could undermine credit markets, equity and bond markets, and consumer confidence, which in turn could have negative consequences for the global economy. In such circumstances, many of the risks faced by the automotive industry and our business could intensify, which could have a material adverse effect on our operations, financial condition and profitability.

•                 Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, foreign currency transactions are not fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                  We have completed a number of acquisitions and may continue to do so in the future. In those product areas in which we have identified acquisitions as a key aspect of our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

•                  We face significant pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. The continuation or intensification of these pricing pressures and pressure to absorb costs could have an adverse effect on our profitability.

•                  Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                  Our vehicle electrification business is currently conducted through a partnership, E-Car, which is indirectly controlled by the Stronach group as a result of its right to appoint three of the five members of the management committee through which the business and affairs of the partnership are managed and controlled. Subject to our veto rights in respect of certain fundamental changes and specified business decisions, the Stronach group is able to cause E-Car to effect transactions without our consent. In addition, E-Car has an unrestricted right to compete with us, now or in the future, in the design, engineering, manufacture or sale of electric or hybrid-electric vehicle components. Despite the Stronach group’s control of E-Car, our customers may continue to look to us for resolution of financial, operational, quality or warranty issues relating to programs for which E-Car is responsible.

•                  We have no obligation to make additional investments in E-Car under the terms of the E-Car partnership agreement. However, there is no assurance that the initial capital contributions made by us and the Stronach group to E-Car will be sufficient to fund its ongoing operations. Subject to approval by the unconflicted members of our Board (which excludes Mr. Stronach, who would have a conflict of interest), we may or may not choose to make further investments in E-Car. That determination will be based on what will best serve Magna’s long-term business. Our ability to recover our initial investment or any potential subsequent investment(s) in E-Car is subject to a number of risks and uncertainties, including E-Car’s ability to successfully introduce and commercially provide its products and services. The failure to recover our investment in E-Car could adversely affect Magna’s profitability.

•                  We continue to pursue opportunities in areas that are complementary to our existing automotive design, engineering and manufacturing capabilities, such as structural elements and panels for solar panels, stamped components for consumer durables, including household appliances, and various components for heavy trucks, all in order to more efficiently use our capital assets, technological know-how and manufacturing capacity. Many of these “non-automotive” industries are subject to some of the same types of risks as our automotive business, including: sensitivity to economic conditions, cyclicality and technology risks. We also face a diverse number of competitors possessing varying degrees of financial and operational strength and experience in their industry. Failure to successfully compete in these and other non-automotive businesses could have an adverse effect on our operations and profitability.

•                  From time to time, we may become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months			For the year
	ended December 31,			ended December 31,
	2010	2009	Change	2010	2009	Change

1 Canadian dollar equals U.S. dollars	0.988	0.948	+4%	0.971	0.882	+10%
1 euro equals U.S. dollars	1.361	1.477	-8%	1.328	1.395	-5%
1 British pound equals U.S. dollars	1.582	1.635	-3%	1.547	1.565	-1%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2010 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2010

Sales

	2010	2009	Change

Vehicle Production Volumes (millions of units)
North America	11.954	8.621	+39%
Europe	13.304	11.835	+12%

Average Dollar Content Per Vehicle
North America	$988	$872	+13%
Europe	$536	$495	+8%

Sales
External Production
North America	$11,816	$7,515	+57%
Europe	7,136	5,857	+22%
Rest of World	1,031	676	+53%
Complete Vehicle Assembly	2,163	1,764	+23%
Tooling, Engineering and Other	1,956	1,555	+26%
Total Sales	$24,102	$17,367	+39%

External Production Sales - North America

External production sales in North America increased 57% or $4.3 billion to $11.8 billion for 2010 compared to $7.5 billion for 2009. This increase in production sales reflects a 39% increase in North American vehicle production volumes combined with a 13% increase in our North American average dollar content per vehicle.

Our average dollar content per vehicle grew by 13% or $116 to $988 for 2010 compared to $872 for 2009, primarily as a result of:

•                  the launch of new programs during or subsequent to 2009, including the:

•                  Chevrolet Equinox and GMC Terrain;

•                  Jeep Grand Cherokee;

•                  Ford Fiesta;

•                  Chevrolet Cruze; and

•                  Cadillac SRX;

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  GM full-sized pickups and SUVs;

•                  Chevrolet Traverse, GMC Acadia and Buick Enclave; and

•                  Jeep Wrangler;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

•                  the acquisition of several facilities from Meridian Automotive Systems Inc. (“Meridian”) in the third quarter of 2009.

These factors were partially offset by:

•                  programs that ended production during or subsequent to 2009, including the Pontiac, Saturn and Mercury brands;

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the Ford Escape and Mazda Tribute; and

•                  net customer price concessions subsequent to 2009.

External Production Sales - Europe

External production sales in Europe increased 22% or $1.28 billion to $7.14 billion for 2010 compared to $5.86 billion for 2009. This increase in production sales reflects an 8% increase in our European average dollar content per vehicle combined with a 12% increase in European vehicle production volumes.

Our average dollar content per vehicle grew by 8% or $41 to $536 for 2010 compared to $495 for 2009, primarily as a result of:

•                  the launch of new programs during or subsequent to 2009, including the:

•                  MINI Countryman;

•                  Mercedes-Benz SLS;

•                  Peugeot RCZ;

•                  Porsche Panamera; and

•                  Porsche Cayenne and Volkswagen Touareg;

•                  favourable production (relative to industry volumes) and/or content on certain programs; and

•                  acquisitions completed during or subsequent to 2009, including Cadence.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;

•                  unfavourable production (relative to industry volumes) and/or content on certain programs;

•                  programs that ended production during or subsequent to 2009, including the BMW X3; and

•                  net customer price concessions subsequent to 2009.

External Production Sales - Rest of World

External production sales in Rest of World increased 53% or $355 million to $1.03 billion for 2010 compared to $0.68 billion for 2009, primarily as a result of:

•                  increased production and/or content on certain programs in China and Korea;

•                  the acquisition of a Japanese roof systems facility in the first quarter of 2010;

•                  the launch of new programs during or subsequent to 2009 in China and Korea;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Korean Won, both against the U.S. dollar; and

•                  production related to the launch of new facilities in Korea and India.

These factors were partially offset by:

•                  the sale of our interest in an electronics systems joint venture in China in the first quarter of 2010; and

•                  net customer price concessions subsequent to 2009.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	2010	2009	Change

Complete Vehicle Assembly Sales	$2,163	$1,764	+23%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class, Aston Martin Rapide and Saab 9[3] Convertible	80,686	51,244
Value-Added:
Chrysler 300, Jeep Grand Cherokee and Jeep Commander	5,497	5,376
	86,183	56,620	+52%

Complete vehicle assembly sales increased 23% or $0.4 billion to $2.2 billion for 2010 compared to $1.8 billion for 2009, while assembly volumes increased 52% or 29,563 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs during or subsequent to 2009, including the:

•                  MINI Countryman;

•                  Peugeot RCZ; and

•                  Aston Martin Rapide; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class.

These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010;

•                  Saab 93 Convertible in the fourth quarter of 2009; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010.

In addition, complete vehicle assembly sales were negatively impacted by a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 26% or $0.4 billion to $2.0 billion for 2010 compared to $1.6 billion for 2009.

In 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Ford Fiesta;

•                  Jeep Grand Cherokee;

•                  Volkswagen Touareg;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  Chevrolet Silverado and GMC Sierra;

•                  Porsche Cayenne; and

•                  Peugeot RCZ.

In 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper, Clubman and Crossman;

•                  Chevrolet Silverado and GMC Sierra;

•                  Porsche Panamera;

•                  Opel/Vauxhall Astra;

•                  Audi Q5;

•                  BMW X3;

•                  Porsche Boxster and Cayman;

•                  Porsche Cayenne;

•                  Mercedes-Benz M-Class;

•                  Peugeot RCZ;

•                  Cadillac SRX and Saab 9-4X;

•                  Ford F-Series; and

•                  Mercedes-Benz C-Class.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Gross Margin

Gross margin increased $1.5 billion to $3.2 billion for 2010 compared to $1.7 billion for 2009 and gross margin as a percentage of total sales increased to 13.2% for 2010 compared to 9.6% for 2009. The unusual items discussed in the “Unusual Items” section negatively impacted gross margin as a percentage of total sales in 2010 by 0.1%. Excluding unusual items, gross margin as a percentage of total sales increased 3.7% substantially due to increased gross margin earned as a result of significantly higher vehicle production volumes. In addition, gross margin as a percentage of total sales was positively impacted by:

•                  lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;

•                  productivity and efficiency improvements at certain facilities;

•                  acquisitions completed during or subsequent to 2009;

•                  favourable settlement of certain commercial items;

•                  the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs; and

•                  lower costs incurred related to launches at our Complete Vehicle Assembly operations.

These factors were partially offset by:

•                  higher costs incurred related to launches at our components business;

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  increased commodity costs;

•                  higher development and launch costs in E-Car;

•                  an increase in complete vehicle assembly sales which have a lower gross margin than our consolidated average;

•                  an increase in tooling sales that earn low or no margins; and

•                  net customer price concessions subsequent to 2009.

Depreciation and Amortization

Depreciation and amortization costs decreased 10% or $76 million to $661 million for 2010 compared to $737 million for 2009. The decrease in depreciation and amortization was primarily as a result of:

•                  the impairment of certain assets during or subsequent to 2009;

•                  lower capital spending in recent years; and

•                  the disposition of certain facilities subsequent to 2009.

These factors were partially offset by an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 5.6% for 2010, compared to 7.3% for 2009. The unusual items discussed in the “Unusual Items” section negatively impacted SG&A as a percentage of total sales by 0.1% in 2009. Excluding these unusual items, SG&A as a percentage of total sales decreased 1.6%.

SG&A expense increased $79 million to $1.34 billion for 2010 compared to $1.26 billion for 2009. Excluding the unusual items recorded in 2010 and 2009 (as discussed in the “Unusual Items” section), SG&A expenses increased by $101 million primarily as a result of:

•                  higher incentive compensation;

•                  a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;

•                  higher stock-based compensation;

•                  a $9 million favourable revaluation of our investment in ABCP in 2009;

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar against the U.S. dollar; and

•                  higher costs to support the increased sales level.

These factors were partially offset by:

•                  a $32 million recovery, during 2010, of receivables that were fully provided for in 2009;

•                  lower restructuring and downsizing costs;

•                  due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009;

•                  loss on disposal of assets in 2009;

•                  net gain on disposal of assets; and

•                  the closure or disposition of certain facilities during or subsequent to 2009.

Impairment Charges

Impairment charges decreased $160 million to $23 million for 2010 compared to $183 million for 2009 as discussed in the “Unusual Items” section.

Earnings before Interest and Taxes (“EBIT”) (1)

	External Sales			EBIT
	2010	2009	Change	2010	2009	Change

North America	$12,597	$8,140	$4,457	$1,085	$(72)	$1,157
Europe	10,327	8,461	1,866	102	(394)	496
Rest of World	1,097	735	362	92	43	49
E-Car Systems	18	12	6	(89)	(41)	(48)
Corporate and Other	63	19	44	(3)	(40)	37
Total	$24,102	$17,367	$6,735	$1,187	$(504)	$1,691

Included in EBIT for years ended December 31, 2010 and 2009 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	2010	2009

North America
Impairment charges	$(7)	$(113)
Restructuring charges	(32)	(6)
Curtailment gain	—	26
	(39)	(93)
Europe
Impairment charges	(16)	(70)
Restructuring charges	—	(20)
Sale of facility	—	(8)
	(16)	(98)
Rest of World
Sale of facility	14	—
	$(41)	$(191)

North America

EBIT in North America increased $1.2 billion to $1.1 billion for 2010 compared to a loss of $0.1 billion for 2009. Excluding the North American unusual items discussed in the “Unusual Items” section, the $1.1 billion increase in EBIT was substantially due to increased margins earned on higher sales as a result of higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;

•                  productivity and efficiency improvements at certain facilities;

•                  lower warranty costs;

•                  the launch of new facilities;

•                  a $6 million recovery, during 2010, of receivables that were fully provided for in 2009; and

•                  a gain on sale of an investment.

These factors were partially offset by:

•                  higher costs incurred related to launches;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  increased commodity costs;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to 2009.

(1)	EBIT is defined as income (loss) from operations before income taxes and minority interest as presented on our audited consolidated financial statements before net interest (income) expense.

Europe

EBIT in Europe increased $0.5 billion to $0.1 billion for 2010 compared to a loss of $0.4 billion for 2009. Excluding the European unusual items discussed in the “Unusual Items” section, the $0.4 billion increase in EBIT was substantially due to increased margins earned on higher sales as a result of higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  lower restructuring and downsizing costs and the benefit of prior year restructuring and downsizing activities;

•                  a $26 million recovery, during 2010, of receivables that were fully provided for in 2009;

•                  favourable settlement of certain commercial items;

•                  the write-off of uncollectable pre-production costs incurred related to the cancellation of assembly programs in 2009;

•                  lower costs incurred related to launches at our Complete Vehicle Assembly operations;

•                  the sale or closure of certain underperforming divisions during or subsequent to 2009;

•                  incremental margin earned related to the acquisition of Cadence; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  higher costs incurred related to launches at our components business, including Russia;

•                  higher affiliation fees paid to Corporate;

•                  increased commodity costs;

•                  higher warranty costs;

•                  higher incentive compensation; and

•                  net customer price concessions subsequent to 2009.

Rest of World

Rest of World EBIT increased $49 million to $92 million for 2010 compared to $43 million for 2009. Excluding the Rest of World unusual items discussed in the “Unusual Items” section, the $35 million increase was primarily as a result of:

•                  additional margin earned on increased production sales; and

•                  incremental margin earned on new programs that launched during or subsequent to 2009.

These factors were partially offset by:

•                  higher launch costs related to new facilities, primarily in Korea, Brazil and India;

•                  the write-off of certain assets;

•                  higher warranty costs;

•                  higher affiliation fees paid to Corporate;

•                  net customer price concessions subsequent to 2009; and

•                  increased commodity costs.

E-Car Systems

E-Car Systems EBIT decreased $48 million to a loss of $89 million for 2010 compared to a loss of $41 million for 2009, primarily as a result of higher development and launch costs.

Corporate and Other

Corporate and Other EBIT increased $37 million to a loss of $3 million for 2010 compared to a loss of $40 million for 2009, primarily as a result of:

•                  an increase in affiliation fees earned from our divisions;

•                  the positive impact of foreign exchange;

•                  due diligence costs incurred in 2009 associated with our planned investment in Opel, which terminated during 2009;

•                  the $20 million benefit related to the recovery of previously expensed engineering and design costs;

•                  an increase in equity income earned; and

•                  loss on disposal of assets in 2009.

These factors were partially offset by:

•                  higher incentive compensation;

•                  a $20 million stock-based compensation charge as a result of modifying option agreements with three departing executives and a related $9 million contract termination payment;

•                  higher stock-based compensation;

•                  a $9 million favourable revaluation of our investment in ABCP in 2009; and

•                  loss on disposal of assets.

Interest (Income) Expense, net

During 2010, we recorded net interest income of $10 million compared to $7 million of net interest expense for 2009. The $17 million increase in net interest income is as a result of:

•                  a reduction in interest expense due to the repayment of our 7.08% Subordinated Debentures and our 6.5% Convertible Subordinated Debentures during 2009;

•                  an increase in interest income earned.

Operating Income

Operating income increased $1.7 billion to income of $1.2 billion for 2010 compared to a loss of $0.5 billion for 2009. Excluding the unusual items discussed in the “Unusual items” section, operating income for 2010 increased $1.6 billion. The increase in operating income is the result of the increases in EBIT (excluding unusual items) and net interest income, both as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) was 20.3% for 2010 compared to a recovery of 3.5% for 2009. In 2010 and 2009, income tax rates were impacted by the items discussed in the unusual items section. Excluding the unusual items, our effective income tax rate was 20.2% for 2010 compared to a recovery of 6.7% for 2009. Our income tax rate for 2010 reflected more traditional rates as a result of our return to profitability in most jurisdictions. In addition, our effective income tax rate for 2010 was favourably impacted by the utilization of losses previously not benefited, mainly in the United States.

Minority Interest

During 2010, we recorded $12 million of minority interest recovery with respect to the loss incurred by our E-Car Systems partnership.

Net Income

Net income increased $1.5 billion to $1.0 billion for 2010 compared to a loss of $0.5 billion for 2009. Excluding the unusual items discussed in the “Unusual items” section, net income increased $1.3 billion. The increase in net income is the result of the increase in operating income and minority interest recovery partially offset by higher income taxes, as discussed above.

Earnings (Loss) per Share (restated)

	2010	2009	Change

Earnings (loss) per Common Share or Class B Share
Basic	$4.23	$(2.21)	$6.44
Diluted	$4.18	$(2.21)	$6.39

Average number of Common Shares and Class B Shares outstanding (millions)
Basic	230.0	223.6	+3%
Diluted	233.0	223.6	+4%

Diluted earnings per share increased $6.39 to $4.18 for 2010 compared to a loss of $2.21 for 2009. Excluding the unusual items discussed in the “Unusual items” section, diluted earnings per share increased $5.66 from 2009 as a result of the increase in net income (excluding unusual items), described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the year.

The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of shares during 2010 related to the Arrangement and an increase in the number of diluted shares associated with stock options and restricted stock partially offset by the effect of the repurchase and cancellation of Common Shares in 2010 pursuant to our normal course issuer bid.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	2010	2009	Change

Net income (loss)	$973	$(493)
Items not involving current cash flows	722	1,114
	1,695	621	$1,074
Changes in non-cash operating assets and liabilities	177	(94)
Cash provided from operating activities	$1,872	$527	$1,345

Cash flow from operations before changes in non-cash operating assets and liabilities increased $1.1 billion to $1.7 billion for 2010 compared to $0.6 billion for 2009. The increase in cash flow from operations was due to a $1.5 billion increase in net income, as discussed above, partially offset by a $0.4 billion decrease in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	2010	2009	Change

Depreciation and amortization	$661	$737	$(76)
Amortization of other assets included in cost of goods sold	69	83	(14)
Long-lived asset impairments	23	183	(160)
Amortization of employee wage buydown	19	27	(8)
Other non-cash charges	7	61	(54)
Future income taxes and non-cash portion of current taxes	(12)	56	(68)
Minority interest	(12)	—	(12)
Equity income	(33)	(7)	(26)
Curtailment gain	—	(26)	26
Items not involving current cash flows	$722	$1,114	$(392)

The decrease in items not involving current cash flows was primarily as a result of a $160 million decrease in long-lived asset impairments (as discussed above), a $76 million decrease in depreciation and amortization (as discussed above), a $68 million decrease in future income taxes and non-cash portion of current taxes and a $54 million decrease in other non-cash charges. The decrease in other non-cash charges includes both the previously discussed settlement of commercial items and the sale of facilities.

Cash provided from non-cash operating assets and liabilities amounted to $177 million for 2010 compared to cash invested of $94 million for 2009. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	2010	2009

Accounts receivable	$(611)	$(40)
Inventories	(178)	17
Prepaid expenses and other	(10)	6
Accounts payable	579	241
Accrued salaries and wages	97	(92)
Other accrued liabilities	83	(108)
Income taxes payable	221	(104)
Deferred revenue	(4)	(14)
Changes in non-cash operating assets and liabilities	$177	$(94)

The increases in accounts receivable, inventories and accounts payable in 2010 was primarily due to the increase in production activities at the end of 2010 compared to the end of 2009, including the launch of new programs which includes complete vehicle assembly of the Peugeot RCZ in the fourth quarter of 2009 and the Aston Martin Rapide in the first quarter of 2010. The increase in income taxes payable was primarily due to a higher income tax provision, resulting from increased earnings, offset by current year tax payments and receipt of tax refunds for prior years.

Capital and Investment Spending

	2010	2009	Change

Fixed asset additions	$(784)	$(629)
Investments and other assets	(141)	(227)
Fixed assets, investments and other assets additions	(925)	(856)
Purchase of subsidiaries	(106)	(50)
Proceeds from disposition	287	30
Cash used for investing activities	$(744)	$(876)	$132

Fixed and other assets additions

In 2010, we invested $784 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2010 was for manufacturing equipment for programs that will be launching subsequent to 2010. Consistent with our strategy to expand in developing markets, approximately 19% (2009 – 18%) of this investment was in Russia, China, Brazil and India.

In 2010, we invested $137 million in other assets related primarily to fully reimbursable tooling costs and planning and engineering costs for programs that will be launching subsequent to 2010. The tooling costs were incurred primarily at our body & chassis systems operations in North America.

Purchase of subsidiaries

During 2010, we invested $106 million to purchase subsidiaries, including the acquisition of:

•                  Resil Minas, a supplier of seat frames and stampings. The acquired business is primarily located in Brazil with sales to various customers, including Fiat, Ford, General Motors, Volkswagen, IVECO and PSA;

•                  Pabsa S.A., a supplier of complete seats, foam products, trim covers and seat structures. The acquired business has three production facilities in Argentina; and

•                  Erhard & Söhne GmbH, a manufacturer of fuel tanks for commercial vehicles and other specialty tanks. The acquired business is located in Germany and has sales to various customers including MAN, Daimler and Scania.

During 2009, we invested $50 million to purchase subsidiaries, including the acquisition of:

•                  Cadence, a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda; and

•                  several facilities from Meridian. The facilities are located in the United States and Mexico and manufacture composites for various customers.

Proceeds from disposition

Proceeds from disposition in 2010 were $287 million which included:

•                  normal course reimbursement received in respect of planning and engineering costs that were capitalized in prior periods;

•                  normal course fixed and other asset disposals;

•                  a cash payment received on the sale of a long-term receivable related to fully reimbursable capitalized pre-production costs;

•                  the cash proceeds received on the sale of an electronics facility;

•                  a cash payment received on the sale of a long-term engineering receivable;

•                  gain on sale of investment; and

•                  a cash payment received with respect to our investment in ABCP.

Financing

	2010	2009	Change

Decrease in bank indebtedness	$(4)	$(853)
Repayments of debt	(67)	(296)
Issues of debt	22	5
Repurchase of Class B Shares	(300)	—
Repurchase of Common Shares	(23)	—
Issue of general partnership units by subsidiary	80	—
Issues of Common Shares	49	2
Settlement of stock options	(12)	—
Settlement of stock appreciation rights	—	(1)
Cash dividends paid	(100)	(21)
Cash used for financing activities	$(355)	$(1,164)	$809

During 2010, we repaid $64 million of debt assumed on the acquisition of Cadence.

In connection with the Arrangement, during 2010, we paid $300 million in cash in connection with the purchase for cancellation of all 1,453,658 (restated to reflect the stock split) outstanding Class B Shares. In addition, the Stronach group invested $80 million in E-Car.

Due to continuing strong operating and cash flow performance, on February 23, 2011 our Board declared a dividend of U.S. $0.25 per share in respect of the fourth quarter of 2010, representing an increase of 39% over the third quarter of 2010 dividend and the third consecutive dividend increase since the reintroduction of the dividend in the first quarter of 2010.

Financing Resources

	As at	As at
	December 31,	December 31,
	2010	2009	Change

Liabilities
Bank indebtedness	$26	$48
Long-term debt due within one year	25	16
Long-term debt	46	115
	97	179
Minority interest	74	—
Shareholders’ equity	8,065	7,360
Total capitalization	$8,236	$7,539	$697

Total capitalization increased by $0.7 billion to $8.2 billion at December 31, 2010 compared to $7.5 billion at December 31, 2009. The increase in capitalization was a result of a $0.7 billion increase in shareholders’ equity and a $0.1 billion increase in minority interest partially offset by a $0.1 billion decrease in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned during 2010;

•                  net unrealized gains on cash flow hedges, and the reclassification of net gains on cash flow hedges from accumulated other comprehensive income to net income;

•                  Common Shares issued on the exercise of stock options; and

•                  an increase in contributed surplus related to stock-based compensation expense.

These factors were partially offset by:

•                  the repurchase of Class B Shares in connection with the Arrangement;

•                  dividends paid during 2010; and

•                  the purchase for cancellation of Common Shares in connection with our normal course issuer bid.

The increase in minority interest was as a result of the formation of E-Car.

The decrease in liabilities is primarily as a result of the repayment in 2010 of debt assumed on the acquisition of Cadence.

Cash Resources

During 2010, our cash resources increased by $0.8 billion to $2.1 billion primarily as a result of the cash provided from operating activities partially offset by cash used for investing activities and financing activities (including cash used for the Arrangement), as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion of which $1.9 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 14, 2011 were exercised:

Common Shares	242,771,789
Stock options (i)	10,065,577
252,837,366

(i)          Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

On November 9, 2010, the Toronto Stock Exchange (“TSX”) accepted our Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 8,000,000 Magna Common Shares (the “Bid”), representing 3.3% of our issued and outstanding Common Shares. The Bid commenced on November 11, 2010 and will terminate no later than November 10, 2011. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2010, we had contractual obligations requiring annual payments as follows:

	2011	2012-2013	2014-2015	Thereafter	Total

Operating leases with:
MI Developments Inc. (“MID”)	$172	$339	$316	$452	$1,279
Third parties	123	179	105	79	486
Long-term debt	25	17	10	19	71
Unconditional Purchase Obligations:
Materials and Services	2,243	129	41	13	2,426
Capital	283	60	—	—	343
Total contractual obligations	$2,846	$724	$472	$563	$4,605

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $306 million at December 31, 2010. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$332	$43	$243	$618
Less plan assets	(253)	—	—	(253)
Unfunded amount	79	43	243	365
Unrecognized past service costs and actuarial gains (losses)	(40)	22	(41)	(59)
Amount recognized in other long-term liabilities	$39	$65	$202	$306

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2010 for facilities leased from MID and third parties were $172 million and $132 million, respectively. Operating lease commitments in 2011 for facilities leased from MID and third parties are expected to be $172 million and $123 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $46 million for 2010, and are expected to be $40 million in 2011.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RELATED PARTIES

Mr. Frank Stronach, together with three other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. Prior to the completion of the Arrangement, the Stronach Trust indirectly controlled Magna through the right to direct the votes attaching to 100% of Magna’s Class B Shares. In addition, the Stronach Trust controls MID and controlled Magna Entertainment Corp. (“MEC”) prior to its bankruptcy, through the right to direct the votes attaching to approximately 66% of MID’s Class B Shares. In the normal course of business, Magna leases various land and buildings from MID under operating lease agreements, which are effected on normal commercial terms. The leases are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Lease expense related to MID for 2010 was $172 million (2009 - $149 million). Included in accounts payable are trade amounts owing to MID and its subsidiaries of $1.6 million (2009 - $0.5 million). Included in accounts receivable are amounts owed from MEC of $nil (2009 - $1.1 million).

We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The cost of these agreements is measured at the exchange amount. In addition, the Arrangement set a termination date and declining fee schedule for the consulting, business development and business services contracts. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2010 was $41 million (2009 - $nil).

During 2010, we sold an office building located in Vienna, Austria to our former Co-Chief Executive Officer for $11.5 million (€8.4 million).

During 2009, we purchased approximately 100 acres of real estate located in Oberwaltersdorf, Austria from MEC for $6.0 million (€4.6 million).

During 2008, we purchased 225 acres of real estate located in Austria from MEC for $29 million (€20 million).

These transactions were reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

During the year ended December 31, 2010, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $31 million (2009 - $30 million) from us to facilitate the purchase of Common Shares. At December 31, 2010, the trusts’ indebtedness to Magna was $31 million (2009 - $19 million).

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our results of operations and financial position is based upon our 2010 audited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of the audited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a]   Separately Priced Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

In certain cases, such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities.

During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”) prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, substantially all such tooling contracts are accounted for as separate revenue elements. However, because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements are evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities are deferred and amortized on a gross basis over the subsequent assembly or production program.

Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made either annually or at the end of the program life.

Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

For U.S. GAAP purposes, we adopted EITF 00-21, “Accounting for Revenue Arrangements With Multiple Deliverables” prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

[b]   Contracts with Purchased Components

Revenues and cost of sales from separately priced tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income (loss) when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering services and tooling contracts have been recorded on a gross basis.

As reported above, the reporting of sales and cost of sales for our vehicle assembly contracts is affected by the contractual terms of the arrangement.

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

•      primary responsibility for providing the module to the OEM;

•      responsibility for styling and/or product design specifications;

•      latitude in establishing sub-supplier pricing;

•      responsibility for validation of sub-supplier part quality;

•      inventory risk on sub-supplier parts;

•      exposure to warranty; and

•      exposure to credit risk on the sale of the module to the OEM.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in “Other assets” are amortized on a units of production basis over the related long-term supply agreement.

Impairment of Goodwill and Other Long-lived Assets

Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment would be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

Future Income Tax Assets

At December 31, 2010 we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $42 million and $108 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to Mexican and Canadian subsidiaries.

On a quarterly basis, we evaluate the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance as necessary. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on consideration of all available evidence using a “more likely than not” standard. The factors we use to assess the likelihood of realization are our history of losses, our forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets.

At December 31, 2010, we had gross income tax loss carryforwards of approximately $1.5 billion, which relate primarily to operations in the United States, the United Kingdom, Belgium, Germany, Austria, Spain and China. The tax benefits of these losses have not been recognized in our consolidated financial statements. Of the total losses, $734 million expire between 2011 and 2030 while the remainder have no expiry date.

Given our improved financial results in the United States in 2010 and assuming that the overall economic conditions continue to improve in that jurisdiction in 2011, the Company expects to reverse a portion of its valuation allowance against its future tax assets in the United States during 2011. The reversal, if any, will not affect our consolidated cash flows, as our tax payments continue to benefit from the utilization of loss carryforwards.

Employee Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

At December 31, 2010, we had unrecognized past service costs and actuarial experience losses of $59 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

FUTURE CHANGES IN ACCOUNTING POLICIES

Adoption of United States Generally Accepted Accounting Principles

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”) for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, we undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to us, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 51-102, “Continuous Disclosure Obligations”.

In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, we have determined that we will adopt U.S. GAAP as our primary basis of financial reporting with our first reporting period beginning after January 1, 2011 on a retrospective basis. The adoption of U.S. GAAP is not anticipated to have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 28 of our 2010 consolidated financial statements.

Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, “Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements”. This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple-deliverables earlier than under the current requirements. For us, this ASU is effective for revenue arrangements entered into or materially modified on or after January 1, 2011. This change is not expected to have any material impact on the consolidated financial statements.

Other

In October 2008, the CICA issued Handbook Sections 1582, “Business Combinations” (“CICA 1582”), 1601 “Consolidated Financial Statements” (“CICA 1601”), and 1602 “Non-controlling Interests” (“CICA 1602”). CICA 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed, CICA 1601 carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests, and CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards would be effective for us in the first quarter of 2011 with earlier adoption permitted. As at December 31, 2010, these new standards have not been adopted by us.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 26 of our 2010 audited consolidated financial statements, which describes these claims.

For a discussion of risk factors relating to legal and other claims against us, refer to “Item 3. Description of the Business - Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2010 under the supervision, and with the participation of, our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna is made known to them and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under applicable law.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of internal control over financial reporting. Our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2010, such internal control over financial reporting is effective and that there were no material weaknesses. Our independent auditor, Ernst & Young LLP, has also issued a report on our consolidated financial statements and internal controls. This report precedes our audited consolidated financial statements for the year ended December 31, 2010.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2010.

	2010	2009	2008

Income Statement Data

Vehicle Production Volumes (millions of units)
North America	11.954	8.621	12.622
Europe	13.304	11.835	14.596

Average Dollar Content Per Vehicle
North America	$988	$872	$867
Europe	$536	$495	$486

Sales
External Production
North America	$11,816	$7,515	$10,938
Europe	7,136	5,857	7,089
Rest of World	1,031	676	515
Complete Vehicle Assembly	2,163	1,764	3,306
Tooling, Engineering and Other	1,956	1,555	1,856
Total sales	$24,102	$17,367	$23,704

Net income (loss)	$973	$(493)	$71

Earnings (loss) per Common Share or Class B Share (restated)
Basic	$4.23	$(2.21)	$0.32
Diluted	$4.18	$(2.21)	$0.31

Cash dividends paid per Common Share or Class B Share (restated)	$0.42	$0.09	$0.63

Financial Position Data

Cash and cash equivalents	$2,105	$1,334	$2,757
Working capital	$2,614	$2,004	$2,258
Total assets	$13,898	$12,303	$13,189

Financing Resources
Liabilities
Bank indebtedness	$26	$48	$909
Long-term debt due within one year	25	16	157
Long-term debt	46	115	143
	97	179	1,209
Minority interest	74	—	—
Shareholders’ equity	8,065	7,360	7,363
Total capitalization	$8,236	$7,539	$8,572

Changes from 2009 to 2010 are explained in “Results of Operations - For the Year Ended December 31, 2010” section above.

2009 COMPARED TO 2008

SALES

External Production Sales - North America

External production sales in North America decreased 31% or $3.4 billion to $7.5 billion for the year ended December 31, 2009 compared to $10.9 billion for the year ended December 31, 2008. This decrease in production sales reflects a 32% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle. More importantly, during 2009 our largest customers in North America continued to reduce vehicle production volumes compared to 2008. While North American vehicle production volumes declined 32% in 2009 compared to 2008, Chrysler and GM vehicle production declined 48% and 44%, respectively. On a positive note, Ford’s vehicle production decline was only 16%.

Our average dollar content per vehicle grew by 1% or $5 to $872 for the year ended December 31, 2009 compared to $867 for the year ended December 31, 2008, primarily as a result of:

•                  the launch of new programs during or subsequent to 2008, including the:

•                  Ford F-Series and Lincoln Mark LT;

•                  Chevrolet Traverse;

•                  Chevrolet Equinox and GMC Terrain; and

•                  Chevrolet Camaro;

•                  favourable production (relative to industry volumes) and/or increased content on certain programs, including the:

•                  Ford Escape, Mercury Mariner and Mazda Tribute; and

•                  Ford Fusion, Mercury Milan and Lincoln MKZ;

•                  acquisitions completed during or subsequent to 2008, including:

•                  a substantial portion of Plastech Engineered Products Inc.’s exteriors business (“Plastech”);

•                  Meridian; and

•                  a stamping and sub-assembly facility in Alabama from Ogihara America Corporation (“Ogihara”); and

•                  takeover business that launched during or subsequent to 2008.

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:

•                  Chevrolet Cobalt;

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  Chrysler 300 and 300C and Dodge Charger; and

•                  Buick Enclave and GMC Acadia;

•                  programs that ended production during or subsequent to 2008, including the:

•                  Saturn Vue, Aura and Outlook;

•                  Chevrolet Trailblazer and GMC Envoy; and

•                  Pontiac G5, G6, Solstice, Sky and GT;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  customer price concessions during or subsequent to 2008.

External Production Sales - Europe

External production sales in Europe decreased 17% or $1.2 billion to $5.9 billion for the year ended December 31, 2009 compared to $7.1 billion for the year ended December 31, 2008. This decrease in production sales reflects a 19% decrease in European vehicle production volumes partially offset by a 2% increase in our European average dollar content per vehicle.

Our average dollar content per vehicle increased by 2% or $9 to $495 for the year ended December 31, 2009 compared to $486 for the year ended December 31, 2008, primarily as a result of:

•                  the launch of new programs during or subsequent to 2008, including the:

•                  Audi Q5;

•                  Volkswagen Golf;

•                  Porsche Panamera;

•                  Opel/Vauxhall Insignia;

•                  BMW One/Cooper Convertible; and

•                  Volkswagen A5 Cabrio and Sportback; and

•                  acquisitions completed during or subsequent to 2008, including Cadence.

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:

•                  Mercedes-Benz C-Class;

•                  Porsche Cayenne and Volkswagen Touareg;

•                  Volkswagen Transporter;

•                  BMW X3;

•                  Ford Transit;

•                  Opel/Vauxhall Vivaro, Nissan Primastar and Renault Trafic;

•                  Opel Astra;

•                  Audi Q7; and

•                  Honda Civic;

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;

•                  the sale of certain facilities during or subsequent to 2008; and

•                  customer price concessions during or subsequent to 2008.

External Production Sales - Rest of World

External production sales in Rest of World increased 31% or $161 million to $676 million for the year ended December 31, 2009 compared to $515 million for the year ended December 31, 2008, primarily as a result of:

•                 increased production and/or content on certain programs in China and Brazil;

•                  the launch of new programs during or subsequent to 2008 in China and Japan; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales as a result of the weakening of the Brazilian real, Korean Won and South African Rand, each against the U.S. dollar; and

•                  decreased production and/or content on certain programs, particularly in South Africa.

Complete Vehicle Assembly Sales

Complete vehicle assembly sales decreased 47% or $1.5 billion to $1.8 billion for the year ended December 31, 2009 compared to $3.3 billion for the year ended December 31, 2008 while assembly volumes decreased 55% or 68,816 units. The decrease in complete vehicle assembly volumes is due to a combination of general economic conditions as discussed previously; the natural decline in volumes as certain models that we assembled in 2008 approach their scheduled end of production; and a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar. Partially offsetting these decreases was the launch in the fourth quarter of 2009 of the Peugeot RCZ.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 16% or $0.3 billion to $1.6 billion for the year ended December 31, 2009 compared to $1.9 billion for the year ended December 31, 2008.

In the year ended December 31, 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper, Clubman and Crossman;

•                  Chevrolet Silverado and GMC Sierra;

•                  Porsche Panamera;

•                  Opel/Vauxhall Astra;

•                  Audi Q5;

•                  BMW X3;

•                  Porsche Boxster and Cayman;

•                  Porsche Cayenne;

•                  Mercedes-Benz M-Class;

•                  Peugeot RCZ;

•                  Cadillac SRX and Saab 9-4X;

•                  Ford F-Series; and

•                  Mercedes-Benz C-Class.

Unusual Items

During 2009 and 2008, we recorded certain unusual items as follows:

	2009			2008
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share
Impairment charges (1)	$(183)	$(181)	$(0.81)	$(283)	$(246)	$(1.08)
Restructuring charges (1)	(26)	(26)	(0.12)	(84)	(60)	(0.26)
Sale of facilities	(8)	(8)	(0.04)	—	—	—
Curtailment gain	26	20	0.09	—	—	—
Foreign currency gain	—	—	—	116	116	0.51
Valuation allowance on future tax assets (2)	—	—	—	—	(123)	(0.54)
Total unusual items	$(191)	$(195)	$(0.88)	$(251)	$(313)	$(1.37)

The unusual items for 2009 have been discussed in the “Unusual Items” section above. During 2008, unusual items were as follows:

(1)         Restructuring and Impairment Charges

Long-lived Assets

As a result of the significant and accelerated declines in vehicle production volumes, primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008. Based on this analysis, during 2008 we recorded long-lived asset impairment charges of $283 million related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada.

At our powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million were recorded primarily as a result of: (i) a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs; (ii) excess die-casting, machining and assembly capacity; and (iii) historical losses that were projected to continue throughout our business planning period.

At our interiors and exteriors operations, we recorded $74 million of asset impairment charges primarily as a result of: (i) significantly lower volumes on certain pick-up truck and SUV programs; (ii) the loss of certain replacement business; (iii) capacity utilization that is not sufficient to support the existing overhead structure; and (iv) historical losses that were projected to continue throughout our business planning period.

Additionally, in North America we recorded asset impairment charges of $12 million related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States. In Europe, we recorded an $8 million asset impairment related to specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain systems facility in Austria.

Restructuring Charges

During 2008, we recorded restructuring and rationalization costs in North America of $79 million in cost of goods sold and $5 million in selling, general and administrative expense. These restructuring and rationalization costs were primarily recorded during the fourth quarter of 2008 and relate to: (i) the consolidation of interiors and exteriors operations in Canada and the United States; (ii) the closure of a seating systems facility in St. Louis, Missouri; (iii) the consolidation of closure systems operations in Canada; and (iv) the consolidation of our powertrain die casting operations in Canada and the United States.

(2)         Income Taxes

During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against all of our future tax assets in the United States.

The valuation allowances were required in the United States based on historical consolidated losses at our U.S. operations, that were expected to continue in the near-term, the accelerated deterioration of near-term automotive market conditions in the United States and the significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

Gross Margin

Gross margin decreased $1.0 billion to $1.7 billion for 2009 compared to $2.7 billion for 2008 while gross margin as a percentage of total sales decreased to 9.6% for 2009 compared to 11.5% for 2008. The unusual items discussed above negatively impacted gross margin as a percentage of total sales in 2008 by 0.3%. Excluding unusual items, gross margin as a percentage of total sales decreased by 2.2%. Gross margin as a percentage of total sales was negatively impacted by:

•                  lower gross margin earned due to the significant decline in vehicle production volumes;

•                  downsizing and other restructuring activities that have not been included in unusual items (as discussed above);

•                  costs incurred in preparation for upcoming launches primarily in Europe;

•                  electric vehicle development costs;

•                  operational inefficiencies and other costs at certain facilities;

•                  a favourable revaluation of warranty accruals during 2008;

•                  the write-off of uncollectable pre-production costs incurred related to the cancellation of an assembly program in 2009;

•                  costs incurred to develop and grow our electronics capabilities;

•                  additional supplier insolvency costs;

•                  increased commodity costs; and

•                  net customer price concessions subsequent to 2008.

These factors were partially offset by:

•                  the benefit of restructuring and downsizing activities and cost saving initiatives (including employee reductions, short work week schedules and benefit plan changes) undertaken during or subsequent to 2008;

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in complete vehicle assembly sales which have a lower gross margin than our consolidated average;

•                  no employee profit sharing for 2009;

•                  accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States during 2008; and

•                  the decrease in tooling and other sales that earn low or no margins.

Depreciation and Amortization

Depreciation and amortization costs decreased 16% or $136 million to $737 million for 2009 compared to $873 million for 2008. The decrease in depreciation and amortization was primarily as a result of:

•                  the impairment of certain assets during 2008, in particular at a powertrain systems facility in the United States and certain interiors and exteriors systems facilities in North America;

•                  the sale or disposition of certain facilities during or subsequent to 2008; and

•                  a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Canadian dollar and euro, each against the U.S. dollar.

These factors were partially offset by acquisitions and capital spending during or subsequent to 2008.

Selling, General and Administrative

SG&A expense as a percentage of sales was 7.3% for 2009, compared to 5.6% for 2008. The unusual items discussed in the “Unusual Items” section negatively impacted SG&A as a percentage of total sales in 2009 by 0.1% and positively impacted SG&A as a percentage of total sales in 2008 by 0.4%. Excluding these unusual items, SG&A as a percentage of total sales increased 1.2%.

SG&A expense decreased 4% or $58 million to $1.26 billion for 2009 compared to $1.32 billion for 2008. Excluding the unusual items recorded in 2009 and 2008 (as discussed above), SG&A expenses decreased by $180 million primarily as a result of:

•                  cost saving initiatives, including reduced discretionary spending, employee reductions, reduced bonuses, voluntary wage reductions and benefit plan changes;

•                 reduced spending at certain facilities as a result of restructuring and downsizing activities that were initiated during or subsequent to 2008;

•                  in 2009, a $9 million favourable adjustment (2008 - $41 million impairment) of our investment in ABCP;

•                  a decrease in reported U.S. dollar SG&A expense due to the weakening of the Canadian dollar and euro, each against the U.S. dollar; and

•                  the sale or disposition of certain facilities during or subsequent to 2008.

These factors were partially offset by:

•                  downsizing and other restructuring activities that have not been included in unusual items (as discussed above);

•                  accounts receivable valuation allowances recorded in 2009;

•                  a favourable settlement on research and development incentives during 2008;

•                  due diligence costs associated with our planned investment in Opel, which terminated during 2009;

•                  acquisitions completed during or subsequent to 2008, including Cadence; and

•                  other losses on disposal of assets.

Net Income (Loss)

Net income decreased $564 million to a net loss of $493 million for 2009 compared to net income of $71 million for 2008. Excluding the unusual items discussed above, net income decreased $682 million. This decrease in net income is the result of the decrease in operating income partially offset by lower income taxes, both as discussed above.

Earnings (Loss) per Share (restated)

Diluted earnings per share decreased $2.52 to a loss of $2.21 for 2009 compared to earnings of $0.31 for 2008. Excluding the unusual items, discussed above, diluted earnings per share decreased $3.02 from 2008 as a result of a decrease in net income (excluding unusual items) described above and a decrease in the weighted average number of diluted shares outstanding during 2009.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the effect of the repurchase and cancellation of Common Shares in 2008 pursuant to our normal course issuer bid and a decrease in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in 2009.

Financing Resources

Total capitalization decreased by $1.03 billion to $7.54 billion at December 31, 2009 compared to $8.57 billion at December 31, 2008. The decrease in capitalization was a result of a $1.03 billion decrease in liabilities.

The decrease in liabilities is primarily as a result of a $767 million repayment on our outstanding lines of credit in the first quarter of 2009, the repayment of our 7.08% Subordinated Debentures during the third quarter of 2009 and the repayment of our 6.5% Convertible Subordinated Debentures during the fourth quarter of 2009. These decreases were partially offset by debt assumed on the acquisition of Cadence.

The decrease in shareholders’ equity was primarily as a result of:

•                  the net loss incurred during 2009; and

•                  dividends paid during the first quarter of 2009.

These factors were partially offset by:

•                  a $407 million increase in accumulated net unrealized gains on translation of our net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar between December 31, 2008 and December 31, 2009; and

•                  net unrealized gains on cash flow hedges and the reclassification of net losses on cash flow hedges from accumulated other comprehensive income to net loss.

Cash Resources

During 2009, our cash resources decreased by $1.4 billion to $1.3 billion primarily as a result of the net repayment of $0.9 billion on our outstanding lines of credit, cash used in investing activities, the repayment of our 7.08% Subordinated Debentures and the repayment of our 6.5% Convertible Subordinate Debentures, all as discussed previously. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion. The unused and available portion of our lines of credit increased $0.9 billion to $1.9 billion during 2009 due to the net repayment on our operating lines.

In addition, at December 31, 2009 we held Canadian third party ABCP with a face value of Cdn$134 million and a carrying value of Cdn$88 million, which was based on a valuation technique that estimates the fair value based on relevant current market indices for instruments of comparable credit quality, term and structure (“current market indices”).

During 2009, we recorded a $9 million increase in the carrying value of our investment in ABCP due to a tightening of the spread between the anticipated return on the restructured notes and the current market indices.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED DECEMBER 31, 2010

The discussion of our results of operations for the three months ended December 31, 2010 contained in the MD&A attached to our press release dated February 23, 2011, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2010	2010	2010	2010

Sales	$5,512	$6,050	$5,942	$6,598

Net income	$223	$293	$241	$216

Earnings per Common Share or Class B Share (restated)
Basic	$1.00	$1.31	$1.04	$0.90
Diluted	$0.99	$1.29	$1.03	$0.88

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2009	2009	2009	2009

Sales	$3,574	$3,705	$4,669	$5,419

Net income (loss)	$(200)	$(205)	$51	$(139)

Earnings (loss) per Common Share or Class B Share (restated)
Basic	$(0.90)	$(0.91)	$0.22	$(0.62)
Diluted	$(0.90)	$(0.91)	$0.22	$(0.62)

In general, sales increased from 2009 to 2010 as a result of a recovery in vehicle production during 2010, compared to the historically low level of production in 2009. The third quarter of 2010 is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income are the following unusual items that have been discussed above:

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2010	2010	2010	2010

Impairment charges	$—	$—	$—	$(21)
Restructuring charges	—	(21)	—	(6)
Sale of facility	14	—	—	—
	$14	$(21)	$—	$(27)

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2009	2009	2009	2009

Impairment charges	$—	$(75)	$—	$(106)
Restructuring charges	—	(6)	—	(20)
Curtailment gain	—	20	—	—
Sale of facility	—	—	—	(8)
	$—	$(61)	$—	$(134)

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2010 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: future purchases of our Common Shares pursuant to our normal course issuer bid and any resultant offsetting of dilution; expected North American, European and global light vehicle production; implementation of our strategy, including through organic growth and targeted acquisitions; and renewal of our current credit facility. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; a significant decline in production volumes from current levels and sales levels which are below forecast levels; the inability of suppliers to timely accommodate significant, rapid increases in production volumes; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; our ability to secure sufficient amounts of capital to meet our liquidity requirements on favourable terms, disruptions in the capital and credit markets; the deteriorating economic condition of several European governments and the potential adverse effect on the global economy; fluctuations in relative currency values; exposure to escalating commodities prices; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks associated with our pursuit of opportunities in complementary “non-automotive” businesses; risks associated with our partnership, Magna E-Car Systems, with the Stronach group to continue to pursue opportunities in the vehicle electrification business; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings, including, without limitation, factors set out in our Management Information Circular/Proxy Statement, dated May 31, 2010 under the heading “Risks Relating to the Vehicle Electrification Joint Venture” and “Risks to Magna of the E-Car Business”. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

Management’s Responsibility for Financial Reporting

Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in the accompanying Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”). The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented in the accompanying MD&A has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that financial information is accurate, relevant and reliable, and that the Company’s activities are appropriately accounted for and assets are adequately safeguarded. In compliance with U.S. Securities and Exchange Commission (“SEC”) requirements and Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”), management has determined that as at December 31, 2010 internal control over financial reporting is, in all material respects, effective. The Company’s Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company’s annual disclosure document in the U.S. (Form 40-F) to the SEC. According to Multilateral Instrument 52-109, the same certification is provided to the Canadian Securities Administrators.

The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of independent directors. The Audit Committee meets regularly with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements and the effectiveness of internal control over financial reporting have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Auditors’ Reports on the consolidated financial statements and internal controls outline the nature of their examinations and their opinions. The independent auditors have full and unrestricted access to the Audit Committee.

/s/ “Don Walker”	/s/ “Vince Galifi”
Donald J. Walker	Vincent J. Galifi
Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, Canada,
March 16, 2011

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of

Magna International Inc.

We have audited the accompanying consolidated financial statements of Magna International Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of income (loss) and comprehensive income (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ “Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

March 16, 2011

Toronto, Canada

Independent Auditors’ Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of

Magna International Inc.

We have audited Magna International Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2010 and 2009, and the consolidated statements of income (loss) and comprehensive income (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2010 and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/s/ “Ernst & Young LLP”

Chartered Accountants

Licensed Public Accountants

March 16, 2011

Toronto, Canada

MAGNA INTERNATIONAL INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2010	2009	2008

Sales		$24,102	$17,367	$23,704

Costs and expenses
Cost of goods sold	5, 17	20,924	15,697	20,982
Depreciation and amortization		661	737	873
Selling, general and administrative	5, 10, 18, 21	1,340	1,261	1,319
Interest (income) expense, net	16	(10)	7	(62)
Equity income		(33)	(7)	(19)
Impairment charges	5	23	183	283
Income (loss) from operations before income taxes and minority interest		1,197	(511)	328
Income taxes	13	236	(18)	257
Minority interest		(12)	—	—
Net income (loss)		973	(493)	71
Other comprehensive income (loss):	21
Net realized and unrealized gains (losses) on translation of net investment in foreign operations		18	407	(881)
Repurchase of shares	19	(3)	—	(32)
Net unrealized gains (losses) on cash flow hedges		81	41	(102)
Reclassification of net (gains) losses on cash flow hedges to net income (loss)		(28)	59	(1)
Net unrealized gains on available-for-sale investments		11	—	—
Comprehensive income (loss)		$1,052	$14	$(945)

Earnings (loss) per Common Share or Class B Share [restated - note 3]	6
Basic		$4.23	$(2.21)	$0.32
Diluted		$4.18	$(2.21)	$0.31

Cash dividends paid per Common Share or Class B Share [restated - note 3]		$0.42	$0.09	$0.63

Average number of Common Shares and Class B Shares outstanding during the year [in millions] [restated - note 3]:	6
Basic		230.0	223.6	225.6
Diluted		233.0	223.6	227.8

See accompanying notes

MAGNA INTERNATIONAL INC.

Consolidated Statements of Retained Earnings

[U.S. dollars in millions]

Years ended December 31,

	Note	2010	2009	2008

Retained earnings, beginning of year		$2,843	$3,357	$3,526
Net income (loss)		973	(493)	71
Dividends on Common Shares and Class B Shares		(102)	(21)	(142)
Repurchase of Class B Shares	4, 19	(976)	—	—
Repurchase of Common Shares	19	(13)	—	(98)
Retained earnings, end of year		$2,725	$2,843	$3,357

See accompanying notes

MAGNA INTERNATIONAL INC.

Consolidated Statements of Cash Flows

[U.S. dollars in millions]

Years ended December 31,

	Note	2010	2009	2008

OPERATING ACTIVITIES
Net income (loss)		$973	$(493)	$71
Items not involving current cash flows	7	722	1,114	1,258
		1,695	621	1,329
Changes in non-cash operating assets and liabilities	7	177	(94)	(275)
Cash provided from operating activities		1,872	527	1,054

INVESTMENT ACTIVITIES
Fixed asset additions		(784)	(629)	(739)
Purchase of subsidiaries	8	(106)	(50)	(158)
Increase in investments and other assets		(141)	(227)	(231)
Proceeds from disposition		287	30	65
Cash used for investment activities		(744)	(876)	(1,063)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness		(4)	(853)	827
Repayments of debt	16	(67)	(296)	(354)
Issues of debt	16	22	5	3
Issue of general partnership units by subsidiary	4	80	—	—
Issues of Common Shares	19	49	2	—
Settlement of stock appreciation rights	18	—	(1)	—
Settlement of stock options	18	(12)	—	—
Repurchase of Common Shares	19	(23)	—	(247)
Repurchase of Class B Shares	4, 19	(300)	—	—
Dividends		(100)	(21)	(140)
Cash (used for) provided from financing activities		(355)	(1,164)	89

Effect of exchange rate changes on cash and cash equivalents		(2)	90	(277)

Net increase (decrease) in cash and cash equivalents during the year		771	(1,423)	(197)
Cash and cash equivalents, beginning of year		1,334	2,757	2,954
Cash and cash equivalents, end of year		$2,105	$1,334	$2,757

See accompanying notes

MAGNA INTERNATIONAL INC.

Consolidated Balance Sheets

[U.S. dollars in millions]

As at December 31,

	Note	2010	2009

ASSETS
Current assets
Cash and cash equivalents	7	$2,105	$1,334
Accounts receivable		3,645	3,062
Inventories	9	1,896	1,721
Income taxes receivable	13	—	50
Prepaid expenses and other		168	136
		7,814	6,303

Investments	10, 17	277	238
Fixed assets, net	5, 11	3,889	3,811
Goodwill	5, 12	1,188	1,132
Future tax assets	13	150	168
Other assets	5, 14	580	651
		$13,898	$12,303

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	16	$26	$48
Accounts payable		3,586	3,001
Accrued salaries and wages		462	372
Other accrued liabilities	15	909	862
Income taxes payable		192	—
Long-term debt due within one year	16	25	16
		5,200	4,299

Deferred revenue		15	19
Long-term debt	16	46	115
Other long-term liabilities	17	367	369
Future tax liabilities	13	131	141
		5,759	4,943

Minority interest		74	—

Shareholders’ equity
Capital stock	3, 19
Common Shares
[issued: 242,564,616; 2009 - 223,866,062] [restated - note 3]		4,335	3,613
Class B Shares
[convertible into Common Shares]
[issued: nil; December 31, 2009 - 1,453,658] [restated - note 3]		—	—
Contributed surplus	20	85	63
Retained earnings	19	2,725	2,843
Accumulated other comprehensive income	21	920	841
		8,065	7,360
		$13,898	$12,303

Commitments and contingencies [notes 16, 23 and 26]

See accompanying notes

On behalf of the Board:	/s/ “D. Resnick”	/s/ “Frank Stronach”
	Donald Resnick	Frank Stronach
	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

Notes to the Consolidated Financial Statements

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.               SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers [“OEMs”] of cars and light trucks in North America, Europe, Asia, South America and Africa.

Basis of presentation

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles [“U.S. GAAP”], except as described in note 28 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”], some of which have a minority interest. The Company also consolidates variable interest entities in which the Company is designated as the primary beneficiary in accordance with Accounting Guideline [“AcG”] AcG-15, “Consolidation of Variable Interest Entities”. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents and the Company’s investment in asset-backed commercial paper [“ABCP”] are measured at fair value and all gains and losses are included in net income (loss) in the period in which they arise. Held-to-maturity investments, which include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables and accounts payable, are recorded at amortized cost using the effective interest method. Available-for-sale financial instruments are recorded at cost and are subsequently measured at fair value with all revaluation gains and losses included in other comprehensive income.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income (loss) and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on non-U.S. dollar debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income. The appropriate amounts of exchange gains or losses in accumulated other comprehensive income are reflected in income when there is a reduction, as a result of capital transactions, in the Company’s net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro [“€”] outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income (loss); any ineffective portion is recorded in net income (loss). Amounts accumulated in other comprehensive income (loss) are reclassified to net income (loss) in the period in which the hedged item affects net income (loss).

If the Company’s foreign exchange forward contracts ceased to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include the Company’s investment in ABCP, public company shares and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions, are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

The Company assesses fixed and other long-lived assets [excluding goodwill] for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the long-lived assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Preproduction costs related to long-term supply agreements

Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers.

Separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. Percentage-of-completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of goods sold, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income (loss) and comprehensive income (loss) when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of goods sold include these input costs. Where third-party components and systems are held on consignment by the Company, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of goods sold.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants and tax credits relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances, the benefits of which are recorded as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and development

Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery. As at December 31, 2010 and 2009, no development costs were deferred.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No future tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries. These items are either considered to be reinvested for the foreseeable future or if they are available for repatriation, are not subject to further tax on remittance in the current circumstances. Taxes will be recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and will incur further significant tax on remittance.

Stock-based compensation

Compensation expense is recognized for stock options based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

The fair value of stock options is estimated at the grant or modification date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Common Shares and contributed surplus is reduced accordingly.

The Company’s restricted stock plans and restricted share unit plans are measured at fair value at the date of grant or modification and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Common Shares and released from contributed surplus.

Comprehensive income (loss)

Other comprehensive income (loss) includes unrealized gains and losses on translation of the Company’s net investment in self sustaining foreign operations, the change in fair value of available-for-sale investments, net of taxes and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income (loss) is presented below net income (loss) on the consolidated statements of income (loss) and comprehensive income (loss). Comprehensive income (loss) is composed of net income (loss) and other comprehensive income (loss).

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income (loss) which are recognized in comprehensive income (loss) but excluded from net income (loss).

Earnings (loss) per Common Share or Class B Share

Basic earnings (loss) per Common Share or Class B Share are calculated on net income (loss) using the weighted average number of Common Shares and Class B Shares outstanding during the year.

Diluted earnings (loss) per Common Share or Class B Share are calculated on the weighted average number of Common Shares and Class B Shares including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings (loss) per share but have been included in the calculation of diluted earnings (loss) per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.              FUTURE ACCOUNTING STANDARDS

Adoption of United States Generally Accepted Accounting Principles

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards [“IFRS”] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, management undertook a detailed review of the implications of Magna having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 51-102, “Continuous Disclosure Obligations”.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company’s industry comparables, and (iii) the financial reporting needs of the Company’s market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, management has determined that Magna will adopt U.S. GAAP as its primary basis of financial reporting with our first reporting period beginning after January 1, 2011 on a retrospective basis. The adoption of U.S. GAAP is not anticipated to have a material change on the Company’s accounting policies or financial results, except for the reporting differences disclosed in note 28 to the consolidated financial statements.

Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued Accounting Standards Update [“ASU”] 2009-13, “Revenue Recognition [Topic 605] - Multiple-Deliverable Revenue Arrangements”. This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple-deliverables earlier than under the current requirements. For Magna, this ASU is effective for revenue arrangements entered into or materially modified on or after January 1, 2011. This change is not expected to have any material impact on the consolidated financial statements.

Other

In October 2008, the CICA issued Handbook Sections 1582, “Business Combinations” [“CICA 1582”], 1601 “Consolidated Financial Statements” [“CICA 1601”], and 1602 “Non-controlling Interests” [“CICA 1602”]. CICA 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed, CICA 1601 carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests, and CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards would be effective for Magna in the first quarter of 2011 with earlier adoption permitted. As at December 31, 2010, these new standards have not been adopted by the Company.

3.              STOCK SPLIT

On November 24, 2010, the Company completed a two-for-one stock split, which was implemented by way of a stock dividend, whereby shareholders received an additional Common Share for each Common Share held. All equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

Accordingly, all of the Company’s issued and outstanding Class A Subordinate Voting, Common and Class B shares, including those issued in relation to the Arrangement [note 4], incentive stock options, and stock appreciation rights [“SARs”] have been restated for all periods presented to reflect the stock split. In addition, earnings (loss) per Common Share or Class B Share, Cash dividends paid per Common Share or Class B Share, weighted average number of Common Shares or Class B Shares outstanding, weighted average exercise price for stock options and the weighted average fair value of options granted or modified have been restated for all periods presented to reflect the stock split.

4.              PLAN OF ARRANGEMENT

On August 31, 2010, following approval by the Class A Subordinate Voting and Class B Shareholders, the Company completed a court-approved plan of arrangement [the “Arrangement”] in which the Company’s dual-class share structure was collapsed. In addition, the transaction: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with its Chairman, Frank Stronach and his affiliated entities; and (ii) established a partnership with the Stronach group to pursue opportunities in the vehicle electrification business.

[a]          Capital Transaction

The Company purchased for cancellation all 1,453,658 outstanding Class B Shares [restated to reflect the stock split], which were held indirectly by the Stronach group, for $300 million in cash and 18.0 million newly issued Class A Subordinate Voting Shares [restated to reflect the stock split]. The newly issued shares held indirectly by the Stronach group represented an equal equity ownership and voting interest of 7.4% as of August 31, 2010. The costs related to the Arrangement were $10 million, net of tax.

In addition, Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

[b]          Vehicle Electrification Partnership

The partnership, Magna E-Car Systems [“E-Car”], involves the engineering, development and integration of electric vehicles of any type, the development, testing and manufacturing of batteries and battery packs for hybrid and electric vehicles and all ancillary activities in connection with electric vehicle technologies. Magna’s original investment in the partnership included the assets of the Company’s recently established E-Car Systems vehicle electrification and battery business unit, certain other vehicle electrification assets, and $145 million in cash. On August 31, 2010, the Stronach group invested $80 million in cash for a 27% equity interest in the partnership, reducing Magna’s equity interest to 73%. For accounting purposes, the partnership is a variable interest entity. Although voting control of the partnership is held by the Stronach group, Magna is considered the primary beneficiary; and as a result, continues to consolidate the partnership.

The impact of the Arrangement on the August 31, 2010 consolidated balance sheet was as follows [restated to reflect the stock split]:

	Class A		Stronach
	Subordinate	Class B	Group
	Voting Share	Share	Investment	Net
	Issuance	Repurchase	in E-Car	Impact

Number of shares issued (repurchased)	18,000,000	(1,453,658)	—	16,546,342

Cash received (paid)	(10)	(300)	80	(230)

Increase in minority interest	—	—	80	80

Increase in capital stock	666	—	—	666
Decrease in retained earnings	(676)	(300)	—	(976)
Decrease in shareholders’ equity	(10)	(300)	—	(310)

5.            RESTRUCTURING AND IMPAIRMENT CHARGES

The Company completes its annual goodwill and long-lived asset impairment analyses in the fourth quarter of each year in conjunction with its annual business planning cycle. Based on this analysis and consideration of other indicators of impairment, the Company recorded goodwill and long-lived asset impairment charges as follows:

	2010	2009	2008

North America [a]
Long-lived assets	$7	$13	$275
Goodwill	—	100	—
	7	113	275
Europe [b]
Long-lived assets	16	70	8
	$23	$183	$283

[a]          North America

For the year ended December 31, 2010

During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $7 million [$5 million after tax] related to a die casting facility in Canada.

In addition, during 2010, the Company recorded restructuring and rationalization costs of $29 million [$24 million after tax] in costs of goods sold and $3 million [$3 million after tax] in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in the United States, substantially all of which will be paid subsequent to 2010.

For the year ended December 31, 2009

In conjunction with its annual business planning cycle, during the fourth quarter of 2009, the Company determined that its Car Top Systems [“CTS”] North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that were projected to continue throughout the Company’s business planning period. Based on the reporting unit’s discounted forecast cash flows, the Company recorded a $25 million goodwill impairment charge.

In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility’s cash flows in relation to the reporting unit, management determined that it was more likely than not that goodwill at its Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if it had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

During the fourth quarter of 2009, the Company recorded long-lived asset impairment charges of $13 million [$11 million after tax] related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

During the second quarter of 2009, the Company recorded restructuring costs of $6 million in cost of goods sold [$6 million after tax] related to the planned closure of a powertrain facility in Syracuse, New York, substantially all of which remains to be paid subsequent to 2010.

For the year ended December 31, 2008

During 2008, the Company recorded long-lived asset impairment charges of $275 million [$238 million after tax], related primarily to its powertrain and interior and exterior systems operations in the United States and Canada.

At the Company’s powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million [$169 million after tax] were recorded primarily as a result of: (i) a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs; (ii) excess die-casting, machining and assembly capacity; and (iii) historical losses that were projected to continue throughout the Company’s business planning period.

At its interiors and exteriors operations, the Company recorded $74 million [$61 million after tax] of asset impairment charges primarily as a result of: (i) significantly lower volumes on certain pick-up truck and SUV programs; (ii) the loss of certain replacement business; and (iii) historical losses that were projected to continue throughout the Company’s business planning period.

In addition, the Company recorded asset impairment charges of $12 million [$8 million after tax] related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States.

During 2008, the Company recorded restructuring and rationalization costs of $79 million in cost of goods sold and $5 million in selling, general and administrative expense [$60 million after tax] related to the above long-lived asset impairments and other restructuring activities. Substantially all of the $84 million was paid during 2009.

[b]          Europe

For the year ended December 31, 2010

During the fourth quarter of 2010, the Company recorded long-lived asset impairment charges of $16 million [$16 million after tax] related to an interiors systems facility in Germany.

For the year ended December 31, 2009

During 2009, the Company recorded long-lived asset impairment charges of $70 million [$70 million after tax] related to its CTS and exterior systems operations in Germany.

At the Company’s CTS operations, long-lived asset impairment charges of $59 million [$59 million after tax] were recorded related to fixed and intangible assets. The impairment charge was calculated based on CTS’ discounted forecast cash flows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that were projected to continue throughout the Company’s business planning period.

At its exteriors operations, the Company recorded an $11 million [$11 million after tax] asset impairment charge related to specific under-utilized assets in Germany.

During 2009, the Company recorded restructuring and rationalization costs of $17 million in cost of goods sold and $3 million in selling, general and administrative expense [$20 million after tax]. The charges consist primarily of severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany, substantially all of which was paid in 2010.

For the year ended December 31, 2008

During 2008, the Company recorded an $8 million [$8 million after tax] asset impairment related to the disposal of specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria.

6.              EARNINGS (LOSS) PER SHARE

Earnings (loss) per share are computed as follows [restated to reflect the stock split [note 3]]:

	2010	2009	2008

Basic earnings (loss) per Common or Class B Share:

Net income (loss)	$973	$(493)	$71

Average number of Common and Class B Shares outstanding during the year	230.0	223.6	225.6

Basic earnings (loss) per Common or Class B Share	$4.23	$(2.21)	$0.32

Diluted earnings (loss) per Common or Class B Share [a], [b]:

Net income (loss)	$973	$(493)	$71

Average number of Common and Class B Shares outstanding during the year	230.0	223.6	225.6
Adjustments Stock options and restricted stock [c]	3.0	—	2.2
	233.0	223.6	227.8

Diluted earnings (loss) per Common or Class B Share	$4.18	$(2.21)	$0.31

[a]          Diluted earnings (loss) per Common or Class B Share exclude Common Shares issuable, only at the Company’s option, to settle €100 million of 7.08% Subordinated Debentures which matured during 2009 and were settled with cash.

[b]         During 2008, diluted earnings per Common or Class B Share excluded 1.1 million Common Shares issuable to settle Cdn$100 million of 6.5% Convertible Subordinated Debentures as the conversion of the debentures would have an anti-dilutive impact to earnings per share. These debentures were redeemed for cash on December 27, 2009.

[c]          Diluted earnings (loss) per Common or Class B Share exclude 3.9 million [2009 - 5.2 million; 2008 - 4.1 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

7.              DETAILS OF CONSOLIDATED STATEMENTS OF CASH FLOWS

[a]          Cash and cash equivalents consist of:

	2010	2009

Bank term deposits, bankers acceptances and government paper	$1,565	$852
Cash	316	417
Cash in joint ventures and partnerships	224	65
	$2,105	$1,334

[b]         Items not involving current cash flows:

	2010	2009	2008

Depreciation and amortization	$661	$737	$873
Amortization of other assets included in cost of goods sold	69	83	78
Goodwill and long-lived asset impairments [note 5]	23	183	283
Amortization of employee wage buydown [note 14]	19	27	62
Other non-cash charges	7	61	105
Valuation allowance established against future tax assets [note 13]	—	—	123
Reclassification of gain on translation of net investment in foreign operations from accumulated other comprehensive income [note 21]	—	—	(116)
Curtailment gain [note 17]	—	(26)	—
Future income taxes	(12)	56	(131)
Minority interest	(12)	—	—
Equity income	(33)	(7)	(19)
	$722	$1,114	$1,258

[c]          Changes in non-cash operating assets and liabilities:

	2010	2009	2008

Accounts receivable	$(611)	$(40)	$826
Inventories	(178)	17	(124)
Prepaid expenses and other [note 14]	(10)	6	(70)
Accounts payable	579	241	(475)
Accrued salaries and wages	97	(92)	(98)
Other accrued liabilities	83	(108)	(76)
Income taxes payable/receivable	221	(104)	(232)
Deferred revenue	(4)	(14)	(26)
	$177	$(94)	$(275)

8.              BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2010

In December 2010, Magna completed the following acquisitions:

[a]          Resil Minas, a supplier of seat frames and stampings. The acquired business is primarily located in Brazil with sales to various customers, including Fiat, Ford, General Motors, Volkswagen, IVECO and PSA.

[b]         Pabsa S.A., a supplier of complete seats, foam products, trim covers and seat structures. The acquired business has three production facilities in Argentina.

[c]          Erhard & Söhne GmbH, a manufacturer of fuel tanks for commercial vehicles and other specialty tanks. The acquired business is located in Germany and has sales to various customers including MAN, Daimler and Scania.

The total consideration for these acquisitions and certain other acquisitions was $120 million, consisting of $106 million paid in cash (net of cash acquired) and $14 million of assumed debt.

The net effect of the acquisitions on the Company’s 2010 consolidated balance sheet was a decrease in non-cash working capital of $45 million, and increases in fixed assets of $69 million, goodwill of $68 million, future tax assets of $4 million, other assets of $40 million, other long-term liabilities of $5 million, future tax liabilities of $8 million and minority interest of $3 million.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

Acquisitions in the year ended December 31, 2009

On May 11, 2009, Magna acquired Cadence Innovation s.r.o., a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda.

On June 1, 2009, Magna acquired several facilities from Meridian Automotive Systems Inc. The facilities are located in the United States and Mexico and manufacture composites for various customers.

The total consideration for these acquisitions and certain other acquisitions was $136 million, consisting of $50 million paid in cash and $86 million of assumed debt.

The net effect of the acquisitions on the Company’s 2009 consolidated balance sheet was a decrease in non-cash working capital of $3 million, and increases in fixed assets of $116 million, goodwill of $8 million, other assets of $4 million and future tax liabilities of $7 million.

Acquisitions in the year ended December 31, 2008

On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

On June 16, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Products Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors, in the United States and Canada.

On October 3, 2008, Magna acquired BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles.

On October 31, 2008, Magna acquired Technoplast, a supplier of plastic exterior and interior components. Technoplast is located in Nizhny Novgorod, Russia and supplies the GAZ Group with components for several programs.

The total consideration for these and certain other acquisitions was $177 million, consisting of $158 million paid in cash and $19 million of assumed debt.

The net effect of the acquisitions on the Company’s 2008 consolidated balance sheet was increases in non-cash working capital of $23 million, fixed assets of $80 million, goodwill of $27 million, other assets of $50 million and future tax liabilities of $3 million.

Pro forma impact [unaudited]

If the acquisitions completed during 2010 and 2009 occurred on January 1, 2009, the Company’s pro forma consolidated sales for the year ended December 31, 2010 would have been $24 billion [2009 - $18 billion] and the unaudited pro forma consolidated net income would have been $970 million [2009 - net loss $548 million].

9.              INVENTORIES

Inventories consist of:

	2010	2009

Raw materials and supplies	$756	$586
Work-in-process	209	176
Finished goods	252	219
Tooling and engineering	679	740
	$1,896	$1,721

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

10.       INVESTMENTS

At December 31, 2010, the Company held Canadian third party ABCP with a face value of Cdn$127 million. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents.

On January 16, 2009, a restructuring plan was finalized and new restructuring Notes [the “Notes”] were issued in exchange for existing investments. The Notes issued included: (i) notes in a Master Trust (MAV2 - A Notes), which are rated A by DBRS with a face amount value of Cdn$102 million; (ii) subordinate notes (MAV2 - B and C Notes) which are unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust included credit quality, an expected return of the assets and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.

The following is a continuity of the Company’s investment in ABCP:

	2010	2009	2008
Balance, beginning of year	$85	$65	$121
Valuation adjustment (impairment) [i]	—	9	(41)
Cash receipts	(5)	—	—
Foreign exchange and other	4	11	(15)
	$84	$85	$65

[i]           The carrying value of this investment was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2009, the Company recorded a $9 million increase in the carrying value of its investment in ABCP in selling, general and administrative expense, due to a reduction of the spread between the anticipated return on the restructured notes and current market indices. For the year ended December 31, 2008, the Company recorded a $41 million impairment charge in selling, general and administrative expense and $5 million of interest income on these investments.

11.       FIXED ASSETS

Fixed assets consist of:

	2010	2009
Cost
Land	$226	$233
Buildings	1,169	1,078
Machinery and equipment	9,042	8,718
	10,437	10,029
Accumulated depreciation
Buildings	(434)	(404)
Machinery and equipment	(6,114)	(5,814)
	$3,889	$3,811

Included in the cost of fixed assets above are construction in progress expenditures of $465 million [2009 - $523 million] that have not been depreciated.

12.       GOODWILL

The following is a continuity of the Company’s goodwill by segment:

				Corporate
	North		Rest of	and
	America	Europe	World	Other	Total

Balance, December 31, 2008	$675	$409	$75	$1	$1,160
Acquisitions [note 8]	6	—	2	—	8
Impairments [note 5]	(100)	—	—	—	(100)
Foreign exchange and other	53	12	(1)	—	64
Balance, December 31, 2009	634	421	76	1	1,132
Acquisitions [note 8]	—	1	67	—	68
Disposals	(9)	—	(5)	—	(14)
Foreign exchange and other	21	(21)	2	—	2
Balance, December 31, 2010	$646	$401	$140	$1	$1,188

13.       INCOME TAXES

[a]          The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2010	2009	2008
Canadian statutory income tax rate (recovery)	31.0%	(33.0)%	33.5%
Manufacturing and processing profits deduction	(0.6)	(0.1)	(1.2)
Foreign rate differentials	(4.3)	(4.6)	(22.1)
Losses not benefited	3.5	26.8	30.3
Utilization of losses previously not benefited	(9.3)	(0.6)	(1.0)
Earnings of equity investees	(0.9)	(0.4)	(2.0)
Goodwill write-off	—	6.8	—
Valuation allowance on future tax assets [i]	(0.3)	—	37.5
Other	0.6	1.6	3.3
Effective income tax rate	19.7%	(3.5)%	78.3%

[i]           Accounting standards require that the Company assess whether valuation allowances should be established against its future income tax assets based on the consideration of all available evidence using a “more likely than not” standard. The factors the Company uses to assess the likelihood of realization are its forecast of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. On a quarterly basis, the Company evaluates the realizability of future tax assets by assessing its valuation allowance and adjusting the amount of such allowance as necessary.

During 2008, the Company recorded a $123 million charge to establish valuation allowances against its remaining future tax assets in the United States. The Company determined that valuation allowances were required in the United States based on: (i) historical consolidated losses at its operations in the United States that are expected to continue in the near-term; (ii) the accelerated deterioration of near-term automotive market conditions in the United States; and (iii) significant and inherent uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these future tax assets.

Given the Company’s improved financial results in the United States in 2010 and provided that overall economic conditions continue to improve in 2011, the Company expects to reverse a portion of its valuation allowance against its future tax assets in the United States during 2011. The reversal, if recorded, (i) will result in a decrease in our effective tax rate in 2011 and a return to a more normalized rate in 2012; and (ii) will not affect our tax payments which should remain lower during the period in which these losses are utilized.

[b]         The details of income (loss) before income taxes by jurisdiction are as follows:

	2010	2009	2008
Canadian	$509	$47	$200
Foreign	688	(558)	128
	$1,197	$(511)	$328

[c]          The details of the income tax provision (recovery) are as follows:

	2010	2009	2008
Current
Canadian federal taxes	$54	$(33)	$101
Provincial taxes	31	(20)	57
Foreign taxes	162	58	107
	247	5	265
Future
Canadian federal taxes	7	20	(38)
Provincial taxes	5	7	(24)
Foreign taxes	(23)	(50)	54
	(11)	(23)	(8)
	$236	$(18)	$257

[d]         Future income taxes have been provided on temporary differences, which consist of the following:

	2010	2009	2008
Book amortization (in excess of) less than tax amortization	$(20)	$(9)	$11
Tax depreciation less than book depreciation	(12)	(8)	(46)
Net tax losses utilized (benefited)	48	(23)	(69)
Change in valuation allowance on future tax assets	(3)	—	123
Liabilities currently not deductible for tax	(27)	4	(32)
Reduction in enacted tax rates	(2)	—	—
Other	5	13	5
	$(11)	$(23)	$(8)

[e]          Future tax assets and liabilities consist of the following temporary differences:

	2010	2009
Assets
Tax benefit of loss carryforwards
Pre-acquisition	$49	$57
Post-acquisition	450	596
Other liabilities	163	128
Tax credits carryforward	87	69
Unrealized loss on cash flow hedges	7	11
Other	44	77
	800	938
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	(44)	(50)
Post-acquisition	(413)	(535)
Other valuation allowance	(193)	(185)
	$150	$168
Liabilities
Tax depreciation in excess of book depreciation	$86	$104
Other assets book value in excess of tax value	22	24
Unrealized gain on cash flow hedges	23	13
	131	141
Net future tax assets	$19	$27

[f]            Income taxes paid in cash [net of refunds] were $6 million for the year ended December 31, 2010 [2009 - $16 million; 2008 - $437 million].

[g]         At December 31, 2010, the Company had gross income tax loss carryforwards of $1.5 billion which relate to certain foreign subsidiaries, including $118 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $734 million expire between 2011 and 2030 while the remainder have no expiry date.

14.       OTHER ASSETS

Other assets consist of:

	2010	2009

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$329	$433
Long-term receivables	77	50
Patents and licenses, net	34	20
Employee wage buydown, net [a]	6	25
Other, net [note 8]	134	123
	$580	$651

[a]          Under the terms of a collective bargaining agreement, employees agreed to accept lump-sum cash payments in return for lower wages and benefits over the four-year term of the union contract at a powertrain facility. Given that the Company will benefit from these lump-sum payments over the term of the union contract, the committed amounts were capitalized in other assets. The capitalized amounts are being amortized over the term of the collective bargaining agreement based on estimated employment levels.

15.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2010	2009	2008
Balance, beginning of year	$75	$75	$103
Expense (income), net	33	31	(2)
Settlements	(37)	(35)	(23)
Foreign exchange and other	(2)	4	(3)
	$69	$75	$75

16.       DEBT AND COMMITMENTS

[a]          The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2010	2009

Bank term debt at a weighted average interest rate of approximately 10.7% [2009 - 3.4%], denominated primarily in euros	$13	$67
Government loans at a weighted average interest rate of approximately 2.0% [2009 - 2.3%], denominated primarily in euros	14	20
Other	44	44
	71	131
Less due within one year	25	16
	$46	$115

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2011	$25
2012	11
2013	6
2014	7
2015	3
Thereafter	19
$71

[c]          On October 12, 2005, the Company entered into a $2.0 billion five-year revolving term facility, of which $1.9 billion was unused and available at year end. In July 2007, the facility was extended to July 31, 2012. The facility has a North American tranche of $1.57 billion, a European tranche of €300 million and an Asian tranche of $50 million.

Under the terms of the Company’s operating and term credit agreements, it is permitted to make use of banker’s acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[d]         Interest (income) expense, net includes:

	2010	2009	2008
Interest expense
Current	$9	$11	$19
Long-term	3	16	32
	12	27	51
Interest income	(22)	(20)	(113)
Interest (income) expense, net	$(10)	$7	$(62)

[e]          Interest paid in cash was $12 million for the year ended December 31, 2010 [2009 - $27 million; 2008 - $43 million].

[f]    At December 31, 2010, the Company had commitments under operating leases with MI Developments Inc. [“MID”] [note 25] and third parties requiring annual rental payments as follows:

		Third
	MID	parties	Total

2011	$172	$123	$295
2012	171	99	270
2013	168	80	248
2014	159	62	221
2015	157	43	200
Thereafter	452	79	531
	$1,279	$486	$1,765

For the year ended December 31, 2010, operating lease expense was $304 million [2009 - $280 million; 2008 - $296 million], of which $172 million related to MID [2009 - $149 million; 2008 - $156 million].

[g]         During 2003, one of the Company’s German subsidiaries entered into an operating lease for a facility constructed at a cost of approximately $12 million. The lessor in this arrangement leased the assets from a partnership that is substantially debt financed, which is owned directly and indirectly by the lessor. Although the Company’s German subsidiary has options to acquire either the facility under lease or the partnership, the Company’s obligations under this arrangement are limited to those in its operating lease agreement. Although this arrangement qualifies as a variable interest entity, the Company has concluded that it is not the primary beneficiary under the agreement and has, therefore, not consolidated the entity.

17.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2010	2009	2008
Defined benefit pension plans and other [a]	$39	$35	$29
Termination and long service arrangements [b]	202	194	184
Retirement medical benefits plans [c]	65	66	85
	306	295	298
Asset retirement obligation	43	42	36
Long-term portion of fair value of hedges	18	32	89
	$367	$369	$423

[a]          Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2010	2009	2008
Projected benefit obligation
Discount rate	5.5%	5.8%	6.3%
Rate of compensation increase	2.6%	3.6%	3.6%
Net periodic benefit cost
Discount rate	5.9%	6.3%	6.4%
Rate of compensation increase	3.5%	3.6%	3.7%
Expected return on plan assets	7.7%	7.4%	7.8%

Information about the Company’s defined benefit pension plans is as follows:

	2010	2009	2008
Projected benefit obligation
Beginning of year	$310	$254	$305
Current service cost	11	9	19
Interest cost	18	16	16
Actuarial (gains) losses and changes in actuarial assumptions	(5)	32	(16)
Benefits paid	(17)	(14)	(10)
Special termination benefit	8	—	—
Acquisition	5	—	—
Divestitures	—	—	(8)
Settlement	—	—	(35)
Currency translation	2	13	(17)
End of year	$332	$310	$254

Plan assets at fair value
Beginning of year	$218	$176	$279
Return on plan assets	25	37	(54)
Employer contributions	21	13	17
Benefits paid	(15)	(13)	(10)
Divestiture	—	—	(7)
Settlement	—	(5)	(35)
Currency translation	4	10	(14)
End of year	$253	$218	$176
Unfunded amount	$79	$92	$78
Unrecognized actuarial losses	(40)	(57)	(49)
Net amount recognized in the consolidated balance sheets	$39	$35	$29

	2010	2009	2008
Net periodic benefit cost
Current service cost	$11	$9	$19
Interest cost	18	16	16
Return on plan assets	(17)	(14)	(19)
Actuarial losses (gains)	2	2	(1)
Special termination benefit	8	—	—
Curtailment gain	—	—	(2)
Net periodic benefit cost	$22	$13	$13

[b]          Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $5 million at December 31, 2010 [2009 - $7 million] and are included in investments on the Company’s consolidated balance sheets.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2010	2009	2008
Discount rate	4.9%	6.2%	6.2%
Rate of compensation increase	3.9%	4.1%	3.9%

Information about the Company’s termination and long service arrangements is as follows:

	2010	2009	2008
Projected benefit obligation
Beginning of year	$210	$208	$211
Current service cost	13	13	17
Interest cost	11	12	10
Actuarial losses (gains) and changes in actuarial assumptions	33	(4)	11
Benefits paid	(12)	(25)	(27)
Currency translation	(12)	6	(14)
End of year	$243	$210	$208

Unfunded amount	$243	$210	$208
Unrecognized actuarial losses	(41)	(16)	(24)
Net amount recognized in the consolidated balance sheets	$202	$194	$184

Net periodic benefit cost
Current service cost	$13	$13	$17
Interest cost	11	12	10
Actuarial losses	1	1	—
Net periodic benefit cost	$25	$26	$27

[c]          Retirement medical benefits plans

Historically, the Company sponsored a retirement medical benefits plan that covered eligible employees and retirees. Retirees age 60 or older with 10 or more years of service were eligible for benefits, and existing retirees as at August 1, 2000 that met the above criteria were also eligible for benefits. Benefits were capped based on years of service. During 2009, the Company amended these plans such that substantially all employees retiring on or after August 1, 2009 will no longer participate in the plan and a curtailment gain was recorded during 2009.

In addition, the Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2010	2009	2008
Retirement medical benefit obligations	5.4%	5.7%	6.3%
Net periodic benefit cost	5.7%	6.0%	6.3%
Health care cost inflation	9.2%	9.3%	9.3%

Information about the Company’s retirement medical benefits plans is as follows:

	2010	2009	2008
Projected benefit obligation
Beginning of year	$43	$73	$79
Current service cost	—	1	4
Interest cost	2	3	5
Actuarial losses (gains) and changes in actuarial assumptions	1	3	(7)
Benefits paid	(3)	(3)	(2)
Curtailment	—	(36)	—
Currency translation	—	2	(6)
End of year	$43	$43	$73

Unfunded amount	$43	$43	$73
Unrecognized past service obligation	4	3	(9)
Unrecognized actuarial gains	18	20	21
Net amount recognized in the consolidated balance sheets	$65	$66	$85

Net periodic benefit cost
Current service cost	$—	$1	$4
Interest cost	2	3	5
Actuarial (gains) losses	(1)	2	(2)
Curtailment gain	—	(26)	—
Past service cost amortization	—	—	1
Net periodic benefit cost	$1	$(20)	$8

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income.

[d]          Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total

Expected employer contributions - 2011	$10	$8	$2	$20
Expected benefit payments:
2011	$10	$8	$2	$20
2012	12	9	2	23
2013	12	10	2	24
2014	13	14	3	30
2015	13	15	3	31
Thereafter	81	100	12	193
	$141	$156	$24	$321

[e]          Plan assets

The asset allocation of the Company’s defined benefit pension plans at December 31, 2010 and 2009, and the target allocation for 2011 is as follows:

	2011	2010	2009
Equity securities	50-75%	50%	65%
Fixed income securities	5-45%	21%	33%
Cash and cash equivalents	0-40%	29%	2%
	100%	100%	100%

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

18.       STOCK-BASED COMPENSATION

[a]          Incentive Stock Option Plan

The Company currently has two incentive stock option plans in effect: (a) the 2009 Stock Option Plan, which was adopted by our shareholders on May 6, 2010; and (b) the Amended and Restated Incentive Stock Option Plan (the “1987 Stock Option Plan”), which was adopted by shareholders on December 10, 1987, and subsequently amended on May 18, 2000 and May 10, 2007.

Upon adoption of the 2009 Plan, new grants under the 1987 Plan were frozen, but all outstanding options were permitted to continue to vest and be exercisable in accordance with their terms.

2009 Stock Option Plan

Under the 2009 Stock Option Plan, the Company may grant options to purchase Common Shares to full-time employees, outside directors or consultants of the Company and its subsidiaries. The maximum number of shares that can be reserved for issuance under the option plan is 16,000,000 shares. The number of shares available to be granted at December 31, 2010 was 9,659,000 [2009 - n/a]. All options granted are for terms of up to seven years from the grant date. Options issued under the 2009 Option Plan to employees and consultants generally vest as to one-third on each of the first three anniversaries of the date of grant. Options issued to outside directors vest on the first anniversary of the date of grant. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

1987 Stock Option Plan

Under the 1987 Stock Option Plan, the Company granted options to purchase Common Shares to full-time employees, outside directors or consultants of the Company. The number of shares available to be granted at December 31, 2010 was 230,824 [2009 - 62,824]. All options granted are for terms of up to seven years from the grant date except for the options granted prior to December 2003, which were generally for terms of up to 10 years from the grant date. Only options granted during 2009 remain unvested. Such options vest 33% on the first and second anniversaries of the date of grant and 34% on the third anniversary. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant or modification.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and the entire table has been restated to reflect the stock split [note 3]]:

	Options outstanding
		Weighted
		average	Number
	Number	exercise	of options
	of options	price	exercisable

Outstanding at December 31, 2007	5,884,406	Cdn$41.33	5,825,754
Granted	20,000	27.57	—
Exercised	(3,226)	27.50	(3,226)
Cancelled	(408,890)	45.18	(408,890)
Vested	—	—	34,652
Outstanding at December 31, 2008	5,492,290	Cdn$41.01	5,448,290
Granted	2,150,000	16.55	—
Exercised [i]	(93,578)	31.51	(93,578)
Cancelled [i]	(398,168)	32.36	(378,168)
Vested	—	—	12,000
Outstanding at December 31, 2009	7,150,544	Cdn$34.26	4,988,544
Granted	6,341,000	34.04	—
Exercised	(1,504,616)	34.31	(1,504,616)
Cancelled [ii]	(844,478)	33.04	(844,478)
Vested	—	—	722,666
Outstanding at December 31, 2010	11,142,450	Cdn$34.22	3,362,116

The total intrinsic value of options exercised during 2010 was $14 million [2009 - $nil; 2008 - $nil].

[i]             On August 12, 2009, following approval by the Company’s Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights [“SARs”] to certain executives in respect of 383,400 previously granted and unexercised stock options.

On August 14, 2009, 332,822 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company’s Common Shares on the NYSE for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

In addition, during the third quarter of 2009, 50,578 SARs were cancelled upon exercise of the corresponding number of options.

[ii]          On November 8, 2010, options to acquire 386,666 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $8 million and was charged to contributed surplus.

On August 19, 2010, options to acquire 243,000 Common Shares were surrendered for cancellation in exchange for payment of the in-the-money value of such options on such date. The aggregate in-the-money value of the options surrendered was $4 million and was charged to contributed surplus.

At December 31, 2010, the outstanding options consist of [number of options in the table below are expressed in whole numbers and have been restated to reflect the stock split [note 3]]:

	Options outstanding
		Remaining	Number
	Number	contractual	of options
	of options	life [years]	exercisable
$15 to $20	1,796,670	5.2	363,336
$20 to $25	—	—	—
$25 to $30	5,384,700	5.8	334,700
$30 to $35	54,016	1.5	54,016
$35 to $40	81,320	6.0	9,320
$40 to $45	327,778	1.8	325,778
$45 to $50	2,225,000	1.0	2,223,000
$50 to $55	1,241,000	6.9	20,000
Over $55	31,966	1.5	31,966
	11,142,450		3,362,116
Weighted average exercise price	Cdn$34.22		Cdn$42.06
Aggregate intrinsic value at December 31, 2010	$197		$33

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	2010	2009	2008
Risk-free interest rate	2.26%	1.66%	2.71%
Expected dividend yield	2.00%	2.05%	2.02%
Expected volatility	35%	31%	27%
Expected time until exercise	4 years	4 years	4 years

Weighted average fair value of options granted or modified in year (Cdn$) [restated - note 3]	$10.00	$3.60	$5.38

Compensation expense recorded in selling, general and administrative expense [iii]	$43	$4	$—

[iii]  During 2010, option agreements with three departing executives were modified resulting in a one-time charge to compensation expense of $20 million. These charges represent the fair value of the options at the date of modification net of originally measured compensation cost which has been reversed.

[b]          Long-term retention program

The Company awarded certain executives an entitlement to Common Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Common Shares.

Information about the Company’s long-term retention program is as follows:

	2010	2009	2008

Common Shares awarded and not released [restated - note 3]	1,182,736	1,371,978	1,561,218

Reduction in stated value of Common Shares	$39	$45	$51

Compensation expense recorded in selling, general and administrative expense	$7	$8	$12

Unamortized compensation expense recorded as a reduction of shareholders’ equity	$23	$30	$36

[c]          Restricted stock unit program

In a number of different circumstances, the Company awarded restricted stock units [“RSUs”] to certain executives and other employees as part of the Company’s compensation program. These RSUs are notional units, each of which is equivalent to one Magna Common Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Common Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees.

19.       CAPITAL STOCK

[a]          At December 31, 2010, the Company’s authorized, issued and outstanding capital stock is as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares and Class B Shares -

In accordance with the Arrangement [note 4], Magna’s Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes to its Articles, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer apply due to the elimination of the Class B Shares.

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]             Each share is entitled to one vote per share at all meetings of shareholders.

[ii]          Each share shall participate equally as to dividends.

[b]         On November 9, 2010, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation to offset dilution resulting from the exercise of stock options, as well as purchases to fund the Company’s restricted stock unit program and/or the Company’s obligations to its deferred profit sharing plans, of up to 8,000,000 Magna Common Shares [the “Bid”], representing 3.3% of the Company’s issued and outstanding Common Shares. The Bid commenced on November 11, 2010 and will terminate no later than November 10, 2011. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

The Company previously had normal course issuer bids in place from November 10, 2007 to November 11, 2008 and from November 12, 2008 to November 11, 2009.

[c]          Changes in capital stock consist of the following [number of shares in the following table are expressed in whole numbers and have been restated to reflect the stock split [note 3]]:

		Common		Class B
		Number of	Stated	Number of	Stated
		shares	value	shares	value
Issued and outstanding at December 31, 2007		230,688,368	$3,708	1,453,658	$—
Release of restricted stock		—	10
Issued under the RSU programs	[i]	—	5
Issued under the DRIP	[ii]	55,984	2
Issued under the Incentive Stock Option Plan		3,226	—
Repurchase for restricted stock and RSU programs	[i]	—	(2)
Repurchased		—	(4)
Repurchase and cancellation under normal course issuer bid	[iii]	(6,989,460)	(114)
Issued and outstanding at December 31, 2008		223,758,118	3,605	1,453,658	—
Release of restricted stock		—	6
Issued under the DRIP	[ii]	14,366	—
Issued under the Incentive Stock Option Plan		93,578	2
Issued and outstanding at December 31, 2009		223,866,062	3,613	1,453,658	—
Repurchase and cancellation under the Arrangement [note 4]		—	—	(1,453,658)
Issued under the Arrangement [note 4]		18,000,000	676
Costs of the Arrangement [note 4]		—	(10)
Release of restricted stock		—	6
Issued under the Incentive Stock Option Plan		1,504,616	59
Issued under the DRIP	[ii]	38,458	2
Repurchase and cancellation		(391,020)	(3)
Repurchase and cancellation under normal course issuer bid	[iii]	(453,500)	(8)
Issued and outstanding at December 31, 2010		242,564,616	$4,335	—	$—

[i]             During 2008, the Company purchased 65,304 Magna Common Shares for aggregate cash consideration of $2 million. A portion of these shares were awarded to certain executives under the restricted stock program and a portion of these shares are being held in trust for purposes of the Company’s RSU program and are reflected as a reduction in the stated value of the Company’s Common Shares. During 2008, the Company issued 99,208 Magna Common Shares from the trust to settle amounts owing under the Company’s RSU program.

[ii]          The Company has a Dividend Reinvestment Plan [“DRIP”] whereby shareholders have the option to receive their dividends in the form of Common Shares in lieu of cash.

[iii]       During 2010, the Company purchased for cancellation 453,500 [2008 - 6,989,460] Common Shares under a normal course issuer bid for cash consideration of $23 million [2008 - $245 million]. The excess of cash paid over the book value of the Common Shares repurchased of $13 million [2008 - $98 million] was charged to retained earnings.

[d]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 14, 2011 were exercised or converted:

Common Shares	242,771,789
Stock options [note 18]	10,065,577
252,837,366

20.       CONTRIBUTED SURPLUS

Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Common Shares and the accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

	2010	2009	2008
Balance, beginning of year	$63	$67	$58
Stock-based compensation expense [note 18]	51	10	19
Exercise of options	(11)	—	—
Release of restricted stock	(6)	(6)	(10)
In-the-money value of surrendered options [note 18]	(12)	—	—
Redemption of restricted stock units	—	(7)	—
Exercise of stock appreciation rights [note 18]	—	(1)	—
	$85	$63	$67

21.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2010	2009	2008
Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of year	$854	$447	$1,360
Net unrealized gains (losses) on translation of net investment in foreign operations	18	407	(765)
Reclassification of gain on translation of net investment in foreign operations to net income [a]	—	—	(116)
Repurchase of shares [note 19]	(3)	—	(32)
Balance, end of year	869	854	447

Accumulated net unrealized gains (losses) on cash flow hedges [b]
Balance, beginning of year	(13)	(113)	(10)
Net unrealized gains (losses) on cash flow hedges	81	41	(102)
Reclassification of net (gains) losses on cash flow hedges to net income (loss)	(28)	59	(1)
Balance, end of year	40	(13)	(113)

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of year	—	—	—
Net unrealized gain on investments	11	—	—
Balance, end of year	11	—	—

Total accumulated other comprehensive income [c]	$920	$841	$334

[a]          In the normal course of business, the Company reviews its cash investment strategies, including where such funds are invested. As a result of these reviews, during 2008, the Company repatriated funds from Europe and as a result recorded foreign currency gains in selling, general and administrative expense of $116 million.

[b]         The amount of income tax (obligation) benefit that has been netted in the amounts above is as follows:

	2010	2009	2008
Balance, beginning of year	$(2)	$48	$4
Net unrealized (gains) losses on cash flow hedges	(23)	(27)	42
Reclassification of net (losses) gains on cash flow hedges to net income (loss)	8	(23)	2
Balance, end of year	$(17)	$(2)	$48

[c]          The amount of other comprehensive income that is expected to be reclassified to net income during 2011 is $35 million [net of income tax of $10 million].

22.       CAPITAL DISCLOSURES

The Company manages capital in order to ensure it has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt, minority interest and all components of shareholders’ equity.

The Company’s capitalization and debt to total capitalization is as follows:

	2010	2009
Liabilities
Bank indebtedness	$26	$48
Long-term debt due within one year	25	16
Long-term debt	46	115
	97	179
Minority interest	74	—
Shareholders’ equity	8,065	7,360
Total capitalization	$8,236	$7,539

Debt to total capitalization	1.2%	2.4%

23          FINANCIAL INSTRUMENTS

[a]          Foreign exchange contracts

At December 31, 2010, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
Buy	dollar	average	Euro	average	Peso	average
(Sell)	amount	rate	amount	rate	amount	rate
2011	171	1.0282	15	1.3326	1,518	0.0736
2011	(461)	1.0462	(68)	1.4314	(180)	0.0809
2012	41	1.0551	9	1.3703	1,194	0.0708
2012	(162)	1.0579	(31)	1.5366	—	—
2013	34	1.0649	3	1.3771	349	0.0719
2013	(94)	1.0588	(12)	1.4276	—	—
2014	14	1.0698	1	1.3767	—	—
	(457)		(83)		2,881

	For euros
	U.S.	Weighted		Weighted	Czech	Weighted	Polish	Weighted
Buy	dollar	average	GBP	average	Koruna	average	Zlotys	average
(Sell)	amount	rate	amount	rate	amount	rate	amount	rate
2011	130	0.7480	7	1.1760	91	0.0390	40	0.2383
2011	(92)	0.7357	(58)	1.2327	(1,864)	0.0381	(130)	0.2443
2012	42	0.7632	3	1.0992	—	—	25	0.2314
2012	(13)	0.7133	(37)	1.2011	(1,599)	0.0386	(92)	0.2389
2013	20	0.7615	1	1.1447	—	—	—	—
2013	(10)	0.7208	(21)	1.1861	(686)	0.0396	(14)	0.2352
2014	(8)	0.7460	—	—	—	—	(4)	0.2248
	69		(105)		(4,058)		(175)

Based on forward foreign exchange rates as at December 31, 2010 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $98 million and $30 million, respectively [note 21].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b]          Natural gas swap contracts

The Company uses natural gas swap contracts to manage the cash flow risk of a portion of its forecasted natural gas purchases in Canada and the United States over the period to December 2014. Swaps outstanding at December 31, 2010 have a total volume of 2.4 million Gigajoule [“GJ”] with a fixed price range of between $5.99 per GJ and $8.51 per GJ for Canada and a total volume of 1.8 million MMBTU [“Million British Thermal Units”] with a fixed price range of between $6.25 per MMBTU and $8.32 per MMBTU for the United States. The unrealized losses on these natural gas swap contracts at December 31, 2010 were $11 million and are recognized in other comprehensive income [note 21].

The Company does not enter into natural gas swap contracts for speculative purposes.

[c]          Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2010	2009
Held-for-trading
Cash and cash equivalents	$2,105	$1,334
Investment in ABCP [note 10]	84	85
	$2,189	$1,419

Held-to-maturity investments
Severance investments	$5	$7

Available-for-sale investments
Equity investments	$19	$5

Loans and receivables
Accounts receivable	$3,645	$3,062
Long-term receivables included in other assets [note 14]	77	50
	$3,722	$3,112

Other financial liabilities
Bank indebtedness	$26	$48
Long-term debt (including portion due within one year)	71	131
Accounts payable	3,586	3,001
	$3,683	$3,180

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$58	$49
Other assets	40	14
Other accrued liabilities	(17)	(42)
Other long-term liabilities	(13)	(29)
	68	(8)

Natural gas contracts
Other accrued liabilities	(6)	(5)
Other long-term liabilities	(5)	(3)
	(11)	(8)
	$57	$(16)

[d]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2010, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$127 million [December 31, 2009 - Cdn$134 million]. The carrying value and estimated fair value of this investment was Cdn$84 million [December 31, 2009 - Cdn$88 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant [note 10].

At December 31, 2010, the Company held available-for-sale equity investments in publicly traded companies. The carrying value and fair value of these investments was $19 million, which was based on the closing share prices of these investments on December 31, 2010.

Term debt

The Company’s term debt includes $25 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value. The fair value of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, long-term receivables, held-to-maturity investments and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company’s held-for-trading investments include an investment in ABCP [note 10]. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its derivative instruments. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2010, sales to the Company’s six largest customers [including the Detroit 3] represented 81% of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]            Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 23[a]].

As at December 31, 2010, the net foreign exchange exposure was not material.

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

24.       INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company’s combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

	2010	2009

Current assets	$269	$216

Long-term assets	$68	$73

Current liabilities	$132	$99

Long-term liabilities	$50	$39

Statements of Income

	2010	2009	2008

Sales	$709	$578	$757
Cost of goods sold, expenses and income taxes	558	473	618
Net income	$151	$105	$139

Statements of Cash Flows

	2010	2009	2008
Cash provided from (used for):
Operating activities	$165	$117	$134

Investment activities	$(7)	$(17)	$(7)

Financing activities	$(133)	$(110)	$(126)

The Company’s share of equity in the jointly controlled entities includes undistributed earnings of $102 million [2009 - $104 million].

25.       TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, together with three other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. Prior to the completion of the Arrangement [note 4], the Stronach Trust indirectly controlled Magna through the right to direct the votes attaching to 100% of Magna’s Class B Shares. In addition, the Stronach Trust controls MID and controlled Magna Entertainment Corp. [“MEC”] prior to its bankruptcy, through the right to direct the votes attaching to approximately 66% of MID’s Class B Shares. In the normal course of business, Magna leases various land and buildings from MID under operating lease agreements, which are effected on normal commercial terms [note 16]. The leases are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Lease expense related to MID for 2010 was $172 million [2009 - $149 million; 2008 - $156 million]. Included in accounts payable are trade amounts owing to MID and its subsidiaries of $1.6 million [2009 - $0.5 million]. Included in accounts receivable are amounts owed from MEC of $nil [2009 - $1.1 million].

The Company has agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The cost of these agreements is measured at the exchange amount. In addition, the Arrangement set a termination date and declining fee schedule for the consulting, business development and business services contracts. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2010 was $41 million [2009 - $nil; 2008 - $10 million].

During 2010, the Company sold an office building located in Vienna, Austria to the Company’s former Co-Chief Executive Officer for $11.5 million [€8.4 million].

During 2009, the Company purchased approximately 100 acres of real estate located in Oberwaltersdorf, Austria from MEC for $6.0 million [€4.6 million].

During 2008, the Company purchased 225 acres of real estate located in Austria from MEC for $29 million [€20 million].

These transactions were reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

During the year ended December 31, 2010, trusts, which exist to make orderly purchases of the Company’s shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $31 million [2009 - $30 million; 2008 - $35 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2010, the trusts’ indebtedness to the Company was $31 million [2009 - $19 million].

26.       CONTINGENCIES

[a]          In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[i]             In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•                  breach of fiduciary duty by the Company and two of its subsidiaries;

•                  breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•                  the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•                  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                  oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. The Company has filed an Amended Statement of Defence and Counterclaim. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2011, at the earliest. The Company believes it has valid defences to the plaintiff’s claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 15], however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

27.       SEGMENTED INFORMATION

[a]          Magna, a diversified global automotive supplier, follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions, which function as autonomous business units. As at December 31, 2010, Magna had 256 manufacturing operations and 82 product development, engineering and sales centres in 26 countries. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to OEMs of cars and light trucks in North America, Europe and Rest of World [primarily Asia, South America and Africa]. The Company’s capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. We maintain management teams in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

In conjunction with the completion of the Arrangement, the Company’s E-Car Systems partnership is managed separately from the Company’s other operations. Consistent with the above, the Company’s internal financial reporting has been revised to separately segment key internal operating performance measures between North America, Europe, Rest of World and E-Car Systems for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company. The Company’s reporting to Magna’s Corporate Executive Team, Board of Directors and shareholders has also been revised accordingly.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

The following table shows certain information with respect to segment disclosures:

	2010
			Depreciation			Fixed	Fixed
	Total	External	and			asset	assets,
	sales	sales	amortization	EBIT[i]	Goodwill	additions	net
North America
Canada	$5,486	$5,053				$133	$652
United States	5,831	5,350				129	667
Mexico	2,351	2,194				49	367
Eliminations	(911)	—				—	—
North America	12,757	12,597	$360	$1,085	$646	311	1,686
Europe
Euroland [ii]	8,389	8,219				180	999
Great Britain	813	813				5	58
Other European countries	1,395	1,295				131	479
Eliminations	(140)	—				—	—
Europe	10,457	10,327	241	102	401	316	1,536
Rest of World	1,185	1,097	31	92	140	51	239
E-Car	20	18	4	(89)	—	47	76
Corporate and Other [iii], [iv]	(317)	63	25	(3)	1	59	352
Total reportable segments	$24,102	$24,102	$661	$1,187	$1,188	$784	3,889
Current assets							7,814
Investments, goodwill and other assets							2,195
Consolidated total assets							$13,898

	2009
			Depreciation			Fixed	Fixed
	Total	External	and			asset	assets,
	sales	sales	amortization	EBIT[i]	Goodwill	additions	net
North America
Canada	$3,597	$3,231				$65	$656
United States	4,016	3,757				71	699
Mexico	1,243	1,152				60	358
Eliminations	(550)	—				—	—
North America	8,306	8,140	$412	$(72)	$634	196	1,713
Europe
Euroland [ii]	6,835	6,687				187	1,067
Great Britain	748	748				4	67
Other European countries	1,145	1,026				103	367
Eliminations	(177)	—				—	—
Europe	8,551	8,461	274	(394)	421	294	1,501
Rest of World	786	735	26	43	76	32	186
E-Car	14	12	3	(41)	—	13	20
Corporate and Other [iii], [iv]	(290)	19	22	(40)	1	94	391
Total reportable segments	$17,367	$17,367	$737	$(504)	$1,132	$629	3,811
Current assets							6,303
Investments, goodwill and other assets							2,189
Consolidated total assets							$12,303

	2008
			Depreciation			Fixed	Fixed
	Total	External	and			asset	assets,
	sales	sales	amortization	EBIT[i]	Goodwill	additions	net
North America
Canada	$5,480	$5,134				$87	$682
United States	5,250	5,043				139	806
Mexico	1,840	1,649				56	374
Eliminations	(653)	—				—	—
North America	11,917	11,826	$535	$(106)	$675	282	1,862
Europe
Euroland [ii]	9,608	9,383				278	1,107
Great Britain	1,160	1,157				13	66
Other European countries	903	761				53	191
Eliminations	(240)	—				—	—
Europe	11,431	11,301	291	241	409	344	1,364
Rest of World	611	560	23	32	75	47	173
E-Car	—	—	—	—	—	—	—
Corporate and Other [iii], [iv]	(255)	17	24	99	1	66	302
Total reportable segments	$23,704	$23,704	$873	$266	$1,160	$739	3,701
Current assets							7,351
Investments, goodwill and other assets							2,137
Consolidated total assets							$13,189

Notes:

[i]    EBIT represents net income (loss) before income taxes, minority interest and interest (income) expense, net.

[ii]   For purposes of segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

[iii]  Included in Corporate and Other EBIT are intercompany fees charged to the automotive segments.

[iv]  During the year ended December 31, 2010, equity income of $23 million is included in the Corporate and Other segment [2009 - $7 million; 2008 - $19 million], $8 million is included in North America [2009 - $nil; 2008 - $nil] and $2 million is included in Rest of World [2009 - $nil; 2008 - $nil].

[b]     The following table aggregates external revenues by customer as follows:

	2010	2009	2008

General Motors	$4,835	$3,209	$5,008
Ford Motor Company	3,409	2,564	3,286
Fiat / Chrysler Group	3,127	1,842	3,164
BMW	3,029	2,763	4,442
Volkswagen	2,725	2,139	1,899
Daimler AG	2,271	1,792	2,335
Other	4,706	3,058	3,570
	$24,102	$17,367	$23,704

[c]     The following table summarizes external revenues generated by automotive products and services:

	2010	2009	2008

Exterior and interior systems	$8,912	$6,092	$7,974
Body systems and chassis systems	4,798	3,376	4,618
Powertrain systems	3,630	2,560	3,361
Complete vehicle assembly	2,163	1,764	3,306
Tooling, engineering and other	1,956	1,555	1,856
Vision and electronic systems	1,593	1,238	1,476
E-Car systems	10	1	—
Closure systems	1,040	781	1,113
	$24,102	$17,367	$23,704

28.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

[a]        Principles of consolidation

The Company has certain interests in jointly controlled entities that have been proportionately consolidated in the Company’s financial statements [note 24]. For U.S. GAAP, these interests would be accounted for by the equity method.

As more fully described in note 4, the Company has a 73% equity interest in E-Car, but does not control the partnership. For accounting purposes, the partnership is a variable interest entity. Under Canadian GAAP, Magna is considered the primary beneficiary and as a result must consolidate the partnership. Under U.S. GAAP, Accounting Standards Codification 810, “Consolidation” [“ASC 810”] the Company is not the primary beneficiary of E-Car and therefore would not consolidate the partnership. Under U.S. GAAP, the Company’s interest in E-Car is accounted for using the equity method.

The use of the equity method of accounting for the above entities under U.S. GAAP as opposed to consolidation or proportionate consolidation under Canadian GAAP has no impact on the Company’s net income, earnings per share, and shareholders’ equity.

In addition, as a result of deconsolidating the E-Car partnership in accordance with ASC 810, the Company recorded its investment in the E-Car partnership at its fair value on August 31, 2010 and recognized a $16 million gain in income.

[b]        Financial instruments

Prior to redemption, the Company’s subordinated debentures were recorded in part as debt and in part as shareholders’ equity. Under U.S. GAAP, the subordinated debentures would be recorded entirely as debt.

[c]        In-house tooling and engineering

For U.S. GAAP purposes, in-house engineering service and tooling contracts entered into prior to January 1, 2004, provided in conjunction with subsequent assembly or production activities, were regarded as a single arrangement. The revenue and the related cost of goods sold for these activities are recognized over the estimated life of the assembly or production arrangement.

[d]        Stock-based compensation

Under U.S. GAAP rules contained in Accounting Standards Codification 718, “Compensation - Stock Compensation” [“ASC 718”] the Company is required to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of income (loss) and comprehensive income (loss) over the vesting period. In addition, forfeitures are required to be estimated on the grant date.

The Company had prospectively adopted the new Canadian GAAP recommendations related to stock-based compensation for all options granted to employees on or after January 1, 2003. The Canadian GAAP recommendations were substantially harmonized with the U.S. GAAP rules contained in ASC 718, which were also adopted by the Company prospectively for all options granted on or after January 1, 2003.

For options granted prior to January 1, 2003, the Company measures compensation cost prior to January 1, 2006 under U.S. GAAP using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” for awards granted to employees and the fair value-based method of accounting as prescribed by ASC 718 for awards granted to non-employees. The same treatment is applicable under Canadian GAAP but only for options granted between January 1, 2002 and December 31, 2002.

Under U.S. GAAP, the Company’s restricted stock plans and restricted share unit plans granted on or after January 1, 2006 are amortized to compensation expense over the substantive vesting period. The substantive vesting period for the Company’s restricted stock plans is the 4 year holding period, whereas under Canadian GAAP, the Company’s restricted stock plans are amortized to compensation expense from the date of grant to the end of the four-year holding period and the 10 year release period.

[e]        Cumulative translation adjustment

Under U.S. GAAP, Accounting Standards Codification 830, “Foreign Currency Matters” [“ASC 830”], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under ASC 830, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to recognize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company’s net investment in a foreign subsidiary resulting from capital transactions.

[f]         Accounting for uncertain tax positions

For U.S. GAAP purposes, the Company applies Accounting Standards Codification 740, “Income Taxes” [“ASC 740”] which clarifies the accounting for income taxes by prescribing a “more likely than not” minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, and clearly scopes income taxes out of Accounting Standards Codification 450, “Contingencies” [“ASC 450”]. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure. For Canadian GAAP purposes, the Company continues to use a policy consistent with the ASC 450 approach to accounting for uncertain tax positions.

Under ASC 740, uncertain tax positions for which the timing of their resolution is not expected in the current year should be recognized as long-term liabilities.

[g]        Derivative instruments

The Company reviewed its other commercial contracts outstanding as at December 31, 2010, 2009 and 2008 in relation to Accounting Standards Codification 815, “Derivatives and Hedging” [“ASC 815”] and determined that there are no embedded derivatives as defined therein.

[h]        Pensions and post retirement benefits

Under U.S. GAAP, Accounting Standards Codification 715, “Compensation - Retirement Benefits” [“ASC 715”] the Company is required to recognize the funded status of each defined benefit post employment plan on the balance sheet. The aggregated under funded plans are recognized as either a current liability or a non-current liability. The current liability is the amount by which the actuarial present value of benefits included in the benefit obligation in the next 12 months exceeds the fair value of plan assets, determined on a plan-by-plan basis.

[i]         Change in reporting currency

Effective December 31, 1998, the Company changed its reporting currency to the U.S. dollar. Under Canadian GAAP, the Company’s consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998, whereas for U.S. GAAP, the current rate method under ASC 830 was used.

[j]         Related party transactions

For U.S. GAAP purposes, transfers of assets between entities under common control should be valued at historical cost or market, if lower. The difference between the carrying amount of the assets received and the consideration paid on acquisitions from MEC [note 25] is treated as a reduction in capital.

[k]       Business Combinations

On January 1, 2009, the Company adopted the new accounting principles for business combinations in Accounting Standards Codification 805 “Business Combinations” [“ASC 805”]. The principles change how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key changes include: (i) recognition of transaction costs in current period earnings; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; and (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase.

[l]         The following tables present net income (loss) following U.S. GAAP:

	2010
		In-house	Uncertain	Business
	Canadian	tooling and	tax	combi-	Consoli-		U.S.
	GAAP	engineering	positions	nations	dations	Other	GAAP

Sales	$24,102	$61	$—	$—	$(721)	$—	$23,442

Costs and expenses
Cost of goods sold	20,924	49	—	—	(520)	9	20,462
Depreciation and amortization	661	—	—	8	(12)	(1)	656
Selling, general and administrative	1,340	—	—	—	(59)	(15)	1,266
Interest (income) expense, net	(10)	—	—	—	(1)	—	(11)
Equity income	(33)	—	—	—	(118)	—	(151)
Impairment charges	23	—	—	—	—	—	23
Income (loss) from operations before income taxes	1,197	12	—	(8)	(11)	7	1,197
Income taxes	236	—	(9)	(1)	(23)	(9)	194
Minority interest	(12)	—	—	—	12	—	—
Net income (loss)	973	12	9	(7)	—	16	1,003
Other comprehensive income (loss):
Net realized and unrealized gains (losses) on translation of net investment in foreign operations	18	—	—	(1)	—	3	20
Repurchase of shares	(3)	—	—	—	—	—	(3)
Net unrealized gains (losses) on cash flow hedges	81	—	—	—	—	—	81
Net unrealized gains on available-for-sale investments	11	—	—	—	—	—	11
Reclassifcation of net (gains) losses on cash flow hedges to net income (loss)	(28)	—	—	—	—	—	(28)
Pension and post retirement benefits	—	—	—	—	—	(14)	(14)
Comprehensive income (loss)	$1,052	$12	$9	$(8)	$—	$5	$1,070

	2009
		In-house	Uncertain	Business
	Canadian	tooling and	tax	combi-	Consoli-		U.S.
	GAAP	engineering	positions	nations	dations	Other	GAAP

Sales	$17,367	$87	$—	$—	$(578)	$—	$16,876

Costs and expenses
Cost of goods sold	15,697	72	—	—	(396)	7	15,380
Depreciation and amortization	737	—	—	4	(14)	(2)	725
Selling, general and administrative	1,261	—	—	(34)	(53)	(4)	1,170
Interest (income) expense, net	7	—	—	—	—	—	7
Equity income	(7)	—	—	—	(105)	—	(112)
Impairment charges	183	—	—	—	—	—	183
Income (loss) from operations before income taxes	(511)	15	—	30	(10)	(1)	(477)
Income taxes	(18)	6	—	(1)	(10)	(1)	(24)
Minority interest	—	—	—	—	—	—	—
Net income (loss)	(493)	9	—	31	—	—	(453)
Other comprehensive income (loss):
Net realized and unrealized gains (losses) on translation of net investment in foreign operations	407	(7)	—	1	—	(1)	400
Repurchase of shares	—	—	—	—	—	—	—
Net unrealized gains (losses) on cash flow hedges	41	—	—	—	—	—	41
Net unrealized gains on available-for-sale investments	—	—	—	—	—	—	—
Reclassifcation of net (gains) losses on cash flow hedges to net income (loss)	59	—	—	—	—	—	59
Pension and post retirement benefits	—	—	—	—	—	15	15
Comprehensive income (loss)	$14	$2	$—	$32	$—	$14	$62

	2008
		In-house	Uncertain	Cumulative
	Canadian	tooling and	tax	translation	Consoli-		U.S.
	GAAP	engineering	positions	adjustment	dations	Other	GAAP

Sales	$23,704	$82	$—	$—	$(758)	$—	$23,028

Costs and expenses
Cost of goods sold	20,982	76	—	—	(554)	58	20,562
Depreciation and amortization	873	—	—	—	(14)	(1)	858
Selling, general and administrative	1,319	—	—	116	(38)	—	1,397
Interest (income) expense, net	(62)	—	—	—	—	—	(62)
Equity income	(19)	—	—	—	(139)	—	(158)
Impairment charges	283	—	—	—	—	—	283
Income (loss) from operations before income taxes	328	6	—	(116)	(13)	(57)	148
Income taxes	257	1	2	—	(13)	(58)	189
Minority interest	—	—	—	—	—	—	—
Net income (loss)	71	5	(2)	(116)	—	1	(41)
Other comprehensive income (loss):
Net realized and unrealized gains (losses) on translation of net investment in foreign operations	(881)	—	—	116	—	2	(763)
Repurchase of shares	(32)	—	—	—	—	—	(32)
Net unrealized gains (losses) on cash flow hedges	(102)	—	—	—	—	—	(102)
Net unrealized gains on available-for-sale investments	—	—	—	—	—	—	—
Reclassifcation of net (gains) losses on cash flow hedges to net income (loss)	(1)	—	—	—	—	—	(1)
Pension and post retirement benefits	—	—	—	—	—	(57)	(57)
Comprehensive income (loss)	$(945)	$5	$(2)	$—	$—	$(54)	$(996)

[m]     The following table presents earnings (loss) per share information [restated to reflect the stock split [note 3]] following U.S. GAAP:

	2010	2009	2008

Earnings (loss) per Common or Class B Share under U.S. GAAP:
Basic	$4.36	$(2.03)	$(0.18)
Diluted	$4.30	$(2.03)	$(0.18)

Earnings (loss) per share data were computed as follows:

Basic earnings (loss) per Common or Class B Share:

Net (loss) income under U.S. GAAP	$1,003	$(453)	$(41)

Average number of Common and Class B Shares outstanding during the year	230.0	223.6	225.6

Basic earnings (loss) per Common or Class B Share	$4.36	$(2.03)	$(0.18)

Diluted earnings (loss) per Common or Class B Share:

Net income (loss) under U.S. GAAP	$1,003	$(453)	$(41)

Average number of Common and Class B Shares outstanding during the year	230.0	223.6	225.6
Adjustment for stock options	3.0	—	—
	233.0	223.6	225.6

Diluted earnings (loss) per Common or Class B Share	$4.30	$(2.03)	$(0.18)

[n]      The following tables present cash flows following U.S. GAAP:

	2010
	Canadian		U.S.
	GAAP	Consolidations	GAAP

Cash from operating activities	$1,872	$(103)	$1,769

Cash used for investment activities	(744)	106	(638)

Cash used for financing activities	(355)	(160)	(515)

Effect of exchange rate changes on cash and cash equivalents	(2)	(2)	(4)

Net increase in cash and cash equivalents during the year	771	(159)	612
Cash and cash equivalents, beginning of year	1,334	(65)	1,269
Cash and cash equivalents, end of year	$2,105	$(224)	$1,881

	2009
	Canadian		U.S.
	GAAP	Consolidations	GAAP

Cash from operating activities	$527	$(12)	$515

Cash used for investment activities	(876)	17	(859)

Cash used for financing activities	(1,164)	7	(1,157)

Effect of exchange rate changes on cash and cash equivalents	90	(7)	83

Net decrease in cash and cash equivalents during the year	(1,423)	5	(1,418)
Cash and cash equivalents, beginning of year	2,757	(70)	2,687
Cash and cash equivalents, end of year	$1,334	$(65)	$1,269

	2008
	Canadian		U.S.
	GAAP	Consolidations	GAAP

Cash from operating activities	$1,054	$(2)	$1,052

Cash used for investment activities	(1,063)	7	(1,056)

Cash provided from financing activities	89	(5)	84

Effect of exchange rate changes on cash and cash equivalents	(277)	8	(269)

Net decrease in cash and cash equivalents during the year	(197)	8	(189)
Cash and cash equivalents, beginning of year	2,954	(78)	2,876
Cash and cash equivalents, end of year	$2,757	$(70)	$2,687

[o]                   The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2010
				Pensions
		In-house	Uncertain	and post
	Canadian	tooling and	tax	retirement	Consoli-		U.S.
	GAAP	engineering	positions	benefits	dations	Other	GAAP

ASSETS
Current assets
Cash and cash equivalents	$2,105	$—	$—	$—	$(224)	$—	$1,881
Accounts receivable	3,645	—	—	—	(117)	—	3,528
Inventories	1,896	—	—	—	(74)	—	1,822
Income taxes receivable	—	—	—	—	—	—	—
Prepaid expenses and other	168	—	—	—	(6)	—	162
	7,814	—	—	—	(421)	—	7,393

Investments	277	—	—	—	282	16	575
Fixed assets, net	3,889	—	—	—	(141)	(6)	3,742
Goodwill	1,188	—	—	—	—	6	1,194
Future tax assets	150	—	(4)	2	—	—	148
Other assets	580	—	—	22	30	—	632
	$13,898	$—	$(4)	$24	$(250)	$16	$13,684

LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$26	$—	$—	$—	$(6)	$—	$20
Accounts payable	3,586	—	—	—	(107)	—	3,479
Accrued salaries and wages	462	—	—	—	(17)	—	445
Other accrued liabilities	909	1	—	8	(20)	—	898
Income taxes payable	192	—	(129)	—	(8)	—	55
Long-term debt due within one year	25	—	—	—	(6)	—	19
	5,200	1	(129)	8	(164)	—	4,916

Deferred revenue	15	—	—	—	—	—	15
Long-term debt	46	—	—	—	(5)	—	41
Other long-term liabilities	367	—	116	73	(4)	—	552
Future tax liabilities	131	—	—	5	(6)	4	134
	5,759	1	(13)	86	(179)	4	5,658

Minority interest	74	—	—	—	(71)	(3)	—

Shareholders’ equity
Common Shares	4,335	—	—	—	—	165	4,500
Contributed surplus	85	—	—	—	—	(29)	56
Retained earnings	2,725	7	9	(4)	—	(22)	2,715
Accumulated other comprehensive income	920	(8)	—	(58)	—	(102)	752
	8,065	(1)	9	(62)	—	12	8,023
Non-controlling interest	—	—	—	—	—	3	3
	8,065	(1)	9	(62)	—	15	8,026
	$13,898	$—	$(4)	$24	$(250)	$16	$13,684

	2009
				Pensions
		In-house	Uncertain	and post
	Canadian	tooling and	tax	retirement	Consoli-		U.S.
	GAAP	engineering	positions	benefits	dations	Other	GAAP

ASSETS
Current assets
Cash and cash equivalents	$1,334	$—	$—	$—	$(65)	$—	$1,269
Accounts receivable	3,062	—	—	—	(79)	—	2,983
Inventories	1,721	—	—	—	(56)	—	1,665
Income taxes receivable	50	—	125	—	4	—	179
Prepaid expenses and other	136	—	—	—	(4)	—	132
	6,303	—	125	—	(200)	—	6,228

Investments	238	—	—	—	145	—	383
Fixed assets, net	3,811	—	—	—	(69)	(1)	3,741
Goodwill	1,132	—	—	—	—	6	1,138
Future tax assets	168	—	(3)	6	—	—	171
Other assets	651	—	—	23	32	—	706
	$12,303	$—	$122	$29	$(92)	$5	$12,367

LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$48	$—	$—	$—	$(3)	$—	$45
Accounts payable	3,001	—	—	—	(56)	—	2,945
Accrued salaries and wages	372	—	—	—	(11)	—	361
Other accrued liabilities	862	13	—	6	(14)	—	867
Income taxes payable	—	—	—	—	—	—	—
Long-term debt due within one year	16	—	—	—	(2)	—	14
	4,299	13	—	6	(86)	—	4,232

Deferred revenue	19	—	—	—	—	—	19
Long-term debt	115	—	—	—	(5)	—	110
Other long-term liabilities	369	—	122	67	(1)	—	557
Future tax liabilities	141	—	—	4	—	5	150
	4,943	13	122	77	(92)	5	5,068

Minority interest	—	—	—	—	—	—	—

Shareholders’ equity
Common Shares	3,613	—	—	—	—	166	3,779
Contributed surplus	63	—	—	—	—	(31)	32
Retained earnings	2,843	(5)	—	(4)	—	(31)	2,803
Accumulated other comprehensive income	841	(8)	—	(44)	—	(104)	685
	7,360	(13)	—	(48)	—	—	7,299

Non-controlling interest	—	—	—	—	—	—	—
	7,360	(13)	—	(48)	—	—	7,299
	$12,303	$—	$122	$29	$(92)	$5	$12,367

29.      SUBSEQUENT EVENTS

On February 8, 2011, the majority shareholder of a company in which Magna has a 40% equity interest, exercised its option to purchase Magna’s equity interest. During 2010, Magna recorded equity income of $23 million from this investment and as at December 31, 2010 the carrying value of Magna’s 40% investment was $125 million. Proceeds from disposition are projected to exceed Magna’s carrying value and closing of the transaction is expected to occur during the first half of 2011.

30.      COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.

MAGNA INTERNATIONAL INC.

Supplementary Financial and Share Information

FINANCIAL SUMMARY

(U.S. dollars in millions, except per share figures)

(unaudited)

Years ended December 31,

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Total sales	24,102	17,367	23,704	26,067	24,180	22,811	20,653	15,345	12,422	10,507
Depreciation and amortization	661	737	873	872	790	711	598	506	423	399
Net income (loss) from continuing operations	973	(493)	71	663	528	639	676	567	556	511
Net income (loss)	973	(493)	71	663	528	639	676	500	540	515
Diluted earnings (loss) per Share from continuing operations (restated)	4.18	(2.21)	0.31	2.93	2.39	2.95	3.48	2.95	3.12	3.03
Diluted earnings (loss) per Share (restated)	4.18	(2.21)	0.31	2.93	2.39	2.95	3.48	2.60	3.03	3.05

Average number of shares outstanding (restated)	230.0	223.6	225.6	222.8	217.2	213.4	193.4	191.8	177.4	160.2

Cash dividends paid per share (restated)	0.42	0.09	0.63	0.58	0.76	0.76	0.74	0.68	0.68	0.68

Cash flow from operations	1,872	527	1,054	1,593	1,596	1,698	1,381	1,184	1,404	934
Capital expenditures	784	629	739	741	793	848	859	801	833	486

Working capital	2,614	2,004	2,258	3,112	2,277	2,215	2,183	1,937	1,433	1,314
Fixed assets, net	3,889	3,811	3,701	4,307	4,114	4,124	3,967	3,313	3,676	3,020
Total assets	13,898	12,303	13,189	15,343	13,154	12,321	11,615	9,871	8,910	6,939

Long-term debt	46	115	143	337	605	700	984	766	608	945
Shareholders’ equity	8,065	7,360	7,363	8,642	7,157	6,565	5,335	4,533	5,095	3,829
Long-term debt to equity ratio	0.01:1	0.02:1	0.02:1	0.04:1	0.08:1	0.11:1	0.18:1	0.17:1	0.12:1	0.25:1

Share Information

The Common Shares are listed and traded in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”). As of February 28, 2011, there were 1,693 registered holders of Common Shares.

Distribution of Shares held by Registered Shareholders

Common
Canada	84.8%
United States	14.8%
Other	0.4%

Dividends

Dividends for 2010 on Magna’s Common Shares [formerly Class A Subordinate Voting Shares] were paid on each of June 15, September 15 and December 15, 2010, at the rate of US$0.18, US$0.30 and US$0.18 [post-stock split]. Dividends for 2010 on Magna’s Class B Shares were paid on June 15, 2010 only, at the rate of US$0.18. Magna’s Class B Shares were cancelled on August 31, 2010, and were therefore not eligible for any further dividends. Magna’s dividends have been designated as “eligible dividends” for purposes of subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna’s website (www.magna.com), under “Investors - Dividends & Interest”.

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sale prices and volumes of Common Shares traded in each case as reported by the TSX and NYSE, respectively.

Common Shares (TSX) (Cdn$)

	Year ended December 31, 2010			Year ended December 31, 2009
Quarter	Volume	High	Low	Volume	High	Low
1st	38,306,240	32.42	26.55	40,554,134	21.16	12.72
2nd	54,752,790	39.41	31.23	46,892,510	24.69	16.24
3rd	41,300,522	44.97	32.75	38,452,210	27.63	21.84
4th	32,649,723	53.88	41.49	38,348,792	27.33	21.02

Common Shares (NYSE) (U.S.$)

	Year ended December 31, 2010			Year ended December 31, 2009
Quarter	Volume	High	Low	Volume	High	Low
1st	80,628,814	31.82	25.58	130,770,298	17.92	9.82
2nd	126,099,390	38.23	30.84	144,994,694	21.25	12.81
3rd	89,129,494	43.11	30.98	96,810,818	25.98	20.04
4th	65,690,113	52.98	40.52	91,780,676	25.98	19.50

Magna’s Common Shares began trading on a 2-for-1 split basis on November 12, 2010 on the TSX and on November 26, 2010 on the NYSE.

All numbers have been restated to reflect trading prices and volumes, as if the stock split applied for the entire years 2009 and 2010.

Corporate Directory

Directors

Frank Stronach

Chairman

Michael D. Harris

Lead Director

J. Trevor Eyton

Lady Barbara Judge

Louis E. Lataif

Donald Resnick

Franz Vranitzky

Donald J. Walker

Lawrence D. Worrall

Executive Officers

Frank Stronach

Chairman of the Board

Donald J. Walker

Chief Executive Officer

Vincent J. Galifi

Executive Vice-President

and Chief Financial Officer

Jeffrey O. Palmer

Executive Vice-President

and Chief Legal Officer

Günther Apfalter

President, Magna Europe

Manfred Eibeck

Executive Vice-President,

Magna Europe and President,

Magna Russia

Herbert H. Demel

Executive Vice-President

and President, Magna China,

India, South East Asia,

South America and Africa

Marc J. Neeb

Executive Vice-President,

Global Human Resources

Alon S. Ossip

Executive Vice-President

James J. Tobin, Sr.

Chief Marketing Officer

and President, Magna Japan

and Korea

Tom J. Skudutis

Chief Operating Officer,

Exteriors, Interiors, Seating,

Mirrors and Closures

Burkhard Göschel

Chief Technology Officer

Other Officers

Paul H. Brock

Vice-President and Treasurer

Gary M. Cohn

Vice-President, Mergers and

Acquisitions

Patrick McCann

Vice-President, Finance

Robert D. Merkley

Vice-President, Internal Audit

Scott E. Paradise

Vice-President, Marketing and

New Business Development —

The Americas

Thomas A. Schultheiss

Vice-President and

General Counsel — Europe

Bassem A. Shakeel

Vice-President and Secretary

Michael G.R. Sinnaeve

Vice-President, Operational

Improvement and Quality —

The Americas

Riccardo C. Trecroce

Vice-President and General

Counsel — North America

Louis B. Tonelli

Vice-President,

Investor Relations

David M. Williamson

Vice-President, Taxation

Robert Cecutti

Controller

Corporate Office

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: (905) 726-2462

www.magna.com

Transfer Agent and Registrar

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-800-564-6253

www.computershare.com

Computershare Trust Company N.A.

250 Royall Street

Canton, MA, USA 02021

Telephone: (781) 575-3120

Exchange Listings

Common Shares

Toronto Stock Exchange	MG
New York Stock Exchange	MGA

As a “foreign private issuer” listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which our corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2011 Annual Meeting of Shareholders for a description of our corporate governance practices in comparison with the requirements and guidelines of the Canadian securities administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.

Shareholders wishing to obtain a copy of Magna’s Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 19 to the consolidated financial statements contained in this Annual Report may also do so by contacting Magna’s Corporate Secretary.

The 2011 Annual Meeting of Shareholders

The 2011 Annual Meeting of Shareholders will be held at Hilton Suites Toronto/Markham Conference Centre, 8500 Warden Avenue, Markham, Ontario, Canada on Wednesday, May 4, 2011 commencing at 10:00 a.m. (Toronto time)

2010 Annual Report

Additional copies of this 2010 Annual Report or copies of our quarterly reports may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

©Magna International Inc. 2011. Magna and the  logo are registered trademarks of Magna International Inc.

Magna International Inc.

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

Telephone: (905) 726-2462

Fax: (905) 726-7164

Visit our website at: www.magna.com

Printed in Canada